EXHIBIT 2.1

AGREEMENT AND PLAN OF MERGER

AMONG

NEW OMAHA HOLDINGS L.P.,

OMAHA ACQUISITION CORPORATION

AND

FIRST DATA CORPORATION

DATED AS OF APRIL 1, 2007

i

TABLE OF CONTENTS

(continued)

ii

TABLE OF CONTENTS

(continued)

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of April 1, 2007 (this “Agreement”), among New Omaha Holdings L.P., a Delaware limited partnership (“Parent”), Omaha Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (“Sub”), and First Data Corporation, a Delaware corporation (the “Company”) (Sub and the Company being hereinafter collectively referred to as the “Constituent Corporations”). Except as otherwise set forth herein, capitalized (and certain other) terms used herein shall have the meanings set forth in Section 1.1.

W I T N E S S E T H:

WHEREAS, the General Partner of Parent, the Board of Directors of Sub and, based upon the recommendation of the strategic review committee of the Company Board (the “Strategic Review Committee”), the Company Board have each approved the merger of Sub with and into the Company (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement, whereby each issued and outstanding share of Common Stock, par value $0.01 per share, of the Company (the “Company Common Stock” or the “Shares”), other than Dissenting Shares and Excluded Shares, will be converted into the right to receive cash in an amount equal to $34.00 per Share;

WHEREAS, the Board of Directors of Sub and, based upon the recommendation of the Strategic Review Committee, the Company Board have each determined that this Agreement and the Merger are advisable and in the best interests of each corporation and their respective stockholders and recommended that their respective stockholders adopt this Agreement;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, and as a condition to the willingness of the Company to enter into this Agreement, each of KKR 2006 Fund L.P., CGI CPE LLC, GS Capital Partners VI Parallel, L.P., GS Capital Partners VI GmbH & Co. KG, GS Capital Partners VI Fund, L.P. and GS Capital Partners VI Offshore Fund, L.P. (each, a “Guarantor”) is entering into a limited guarantee in favor of the Company (each, a “Limited Guarantee”); and

WHEREAS, each of Parent, Sub and the Company desires to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, each of Parent, Sub and the Company hereby agrees as follows:

ARTICLE I

DEFINITIONS; INTERPRETATION

Section 1.1 Definitions. As used in this Agreement, the following terms have the meanings specified or referred to in this Section 1.1 and shall be equally applicable to both the singular and plural forms.

“Acceptable Confidentiality Agreement” shall have the meaning set forth in Section 6.2(a).

“Adjustment” shall have the meaning set forth in Section 3.1(e).

“Adverse Recommendation Change” shall have the meaning set forth in Section 6.2(e).

“Affiliate” means, with respect to any Person, any other Person that, at the time of determination, directly or indirectly Controls, is Controlled by or is under common Control with such Person.

“Aggregate Merger Consideration” means the product of the Merger Consideration and the number of Shares issued and outstanding immediately prior to the Effective Time (excluding any Dissenting Shares and any Excluded Shares).

“Agreement” shall have the meaning set forth in the introductory paragraph of this Agreement.

“Bank Restructuring” shall have the meaning set forth in Section 7.10(c).

“Benefit Plan” means any change in control, bonus, defined benefit or defined contribution, pension, profit sharing, deferred compensation, incentive or sales compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical, dental, stock appreciation, restricted stock or restricted stock unit or other employee benefit plan, program, agreement or arrangement as to which the Company or any of its Subsidiaries sponsors, maintains, contributes or is obligated to contribute for the benefit of any current or former employee, officer, director, consultant or independent contractor of the Company or any of its Subsidiaries, including any ERISA Benefit Plan.

“Business Day” means any day other than a Saturday or Sunday or a day on which banks are required or authorized by law to close in the City of New York.

“By-laws” shall have the meaning set forth in Section 2.5(b).

“Canadian Loan Company” means First Data Loan Company, Canada.

“Canadian Loan Company Restructuring” shall have the meaning set forth in Section 7.10(d).

“Cancelled Shares” shall have the meaning set forth in Section 3.1(b).

“Capitalization Date” shall have the meaning set forth in Section 4.3.

“Certificate of Merger” shall have the meaning set forth in Section 2.3.

“Chase Warrant” means the warrant to purchase 353,395.81 Shares (based on adjustments pursuant to the terms thereof to the amount of 200,000 Shares set forth in the warrant at the time of original issuance and as may be further adjusted pursuant to the terms thereof) for an exercise price of $28.2969 per Share (based on adjustments to the exercise price of $50.00 per Share set forth in the warrant at the time of original issuance and as may be further adjusted pursuant to the terms thereof) issued by the Company to JP Morgan Chase Bank, a New York banking corporation, on June 4, 2003.

“Closing” shall have the meaning set forth in Section 2.2.

“Closing Date” shall have the meaning set forth in Section 2.2.

“Code” means the U.S. Internal Revenue Code of 1986, as amended, together with the rules and regulations promulgated thereunder.

“Company” shall have the meaning set forth in the introductory paragraph of this Agreement.

“Company Board” means the Board of Directors of the Company.

“Company Common Stock” shall have the meaning set forth in the first recital of this Agreement.

“Company Expenses” means documented and reasonable out-of-pocket fees and expenses incurred or paid by or on behalf of the Company and its Subsidiaries to any third party in connection with the Merger or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the other transactions contemplated hereby (including the Debt Financing), including all documented and reasonable fees and expenses of law firms, investment banking firms, accountants, experts and consultants to the Company.

“Company Intellectual Property” shall have the meaning set forth in Section 4.15.

“Company Letter” means the letter from the Company to Parent dated the date hereof, which letter relates to this Agreement and is designated therein as the Company Letter.

“Company Preferred Stock” shall have the meaning set forth in Section 4.3.

“Company Recommendation” shall have the meaning set forth in Section 7.3(a).

“Company Representatives” shall have the meaning set forth in Section 6.2(a).

“Company Requisite Vote” shall have the meaning set forth in Section 4.4(a).

“Company SEC Documents” shall have the meaning set forth in Section 4.6(a).

“Company Severance/Change in Control Policies” means the First Data Corporation Severance/Change in Control Policy (Executive Committee Level) as in effect as of the date of this Agreement, the First Data Corporation Severance Policy (Executive Level) as in effect as of the date of this Agreement, the First Data Corporation Severance Policy (Tier I Employees) as in effect as of the date of this Agreement and the First Data Corporation Severance Policy (Tier II Employees) as in effect as of the date of this Agreement.

“Company Stock Incentive Plans” shall have the meaning set forth in Section 4.3.

“Company Stock Options” shall have the meaning set forth in Section 4.3.

“Company Stock Plans” shall have the meaning set forth in Section 4.3.

“Company Stock Purchase Plan” shall have the meaning set forth in Section 4.3.

“Company Stockholder Approval” shall have the meaning set forth in Section 7.3(a).

“Company Stock Units” shall have the meaning set forth in Section 4.3.

“Confidentiality Agreement” shall have the meaning set forth in Section 7.4.

“Constituent Corporations” shall have the meaning set forth in the introductory paragraph of this Agreement.

“Contract” means any binding oral or written note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other binding instrument.

“Control” means, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. The terms “Controlled by,” “under common Control with” and “Controlling” shall have correlative meanings.

“Costs” shall have the meaning set forth in Section 7.9(a).

“D&O Insurance” shall have the meaning set forth in Section 7.9(b).

“Debt Commitment Letters” shall have the meaning set forth in Section 5.7(a).

“Debt Financing” shall have the meaning set forth in Section 5.7(a).

“Debt Tender Offer” and “Debt Tender Offers” shall have the meanings set forth in Section 7.11(d)(i).

“DGCL” means the General Corporation Law of the State of Delaware.

“Dissenting Shares” shall have the meaning set forth in Section 3.1(d).

“Dissenting Stockholder” shall have the meaning set forth in Section 3.1(d).

“Distribution Date” means September 29, 2006, the date on which the then outstanding common stock of the Spun Entity was distributed by the Company to its stockholders.

“ECMR” shall have the meaning set forth in Section 8.1(c).

“Effective Time” shall have the meaning set forth in Section 2.3.

“Employment Agreement” means any Contract of employment, service, compensation or severance between the Company or any of its Subsidiaries and any current or former employee or individual who is an independent contractor, in each case, under which there are current or future obligations outstanding and that (a) would entitle the other party thereto to severance payments or benefits (including payments for compliance with post-termination restrictive covenants) in excess of the payments or benefits such party would be entitled to under the Company’s severance policies or applicable law, (b) would entitle the other party thereto to a change in control payment or benefit upon, or as a result of, consummation of the Merger, (c) provides for a term of employment of longer than 12 months from the date of such Contract, (d) provides for a material retention or material retirement payment or benefit (other than under a tax-qualified plan) or (e) would entitle the other party to a bonus in excess of the bonus such party would be entitled to under the Company’s applicable Benefit Plans that are bonus plans; provided, however, that any Contract required under any state, national, provincial, federal, local or other applicable law shall not be deemed an Employment Agreement.

“Environmental Laws” means all foreign, federal, state, or local statutes, common law, regulations, ordinances, codes, orders or decrees relating to the protection of the environment, including the ambient air, soil, surface water or groundwater, or relating to the protection of human health from exposure to Materials of Environmental Concern.

“Equity Funding Letters” shall have the meaning set forth in Section 5.7(a).

“Equity Provider” means each of KKR 2006 Fund, L.P., Citigroup Global Markets Inc., Citigroup Capital Partners II 2007 Citigroup Investment, L.P., Citigroup Capital Partners II Employee Master Fund, L.P., Citigroup Capital Partners II Onshore, L.P., Citigroup Capital Partners II Cayman Holdings, L.P., CGI CPE LLC, Credit Suisse Management LLC, Deutsche Bank Investment Partners, Inc., GS Capital Partners VI Parallel, L.P., GS Capital Partners VI GmbH & Co. KG, GS Capital Partners VI Fund, L.P., GS Capital Partners VI Offshore Fund, L.P., HSBC Bank plc, LB I Group Inc. and GMI Investments, Inc.

“Equity Provider Group” means each of the Equity Providers and any Affiliate of such Equity Provider that is controlled by such Equity Provider.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, together with the rules and regulations promulgated thereunder.

“ERISA Benefit Plan” means a Benefit Plan that is also an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) or that is also an “employee welfare benefit plan” (as defined in Section 3(1) of ERISA).

“Evercore” means Evercore Group L.L.C.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.

“Exchange Fund” shall have the meaning set forth in Section 3.2(a).

“Excluded Party” means any Person, group of Persons or group that includes any Person (so long as such Person and the other members of such group, if any, who were members of such group immediately prior to the No-Shop Period Start Date constitute at least 50% of the equity financing of such group at all times following the No-Shop Period Start Date and prior to the termination of this Agreement) from whom the Company or any of the Company Representatives has received a written Takeover Proposal after the execution of this Agreement and prior to the No-Shop Period Start Date that the Company Board or any committee thereof determines in good faith is bona fide and constitutes or could reasonably be expected to result in a Superior Proposal; provided that any Excluded Party shall cease to be an Excluded Party for all purposes under this Agreement at such time as the Takeover Proposal (as such Takeover Proposal may be revised during the course of ongoing negotiations, in which event it may temporarily cease to be a Superior Proposal or a Takeover Proposal that could reasonably be expected to result in a Superior Proposal, so long as such negotiations are ongoing and, the Company Board or any committee thereof in good faith determines that, it subsequently constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal) made by such Person fails to constitute either a Superior Proposal or, in the good faith judgment of the Company Board or any committee thereof, a Takeover Proposal that could reasonably be expected to result in a Superior Proposal.

“Excluded Shares” shall have the meaning set forth in Section 3.1(c).

“Excluded Superior Proposal” shall have the meaning set forth in Section 6.2(f).

“FDIC” shall have the meaning set forth in Section 8.1(c).

“FFB” shall have the meaning set forth in Section 7.10(c).

“Financing” shall have the meaning set forth in Section 5.7(a).

“Financing Letters” shall have the meaning set forth in Section 5.7(a).

“GAAP” means United States generally accepted accounting principles.

“Government Antitrust Entity” shall have the meaning set forth in Section 7.10(b)(i).

“Governmental Consents” shall have the meaning set forth in Section 8.1(c).

“Governmental Entity” means any federal, state, local or foreign government or any court, tribunal, administrative agency or commission or other governmental or other regulatory authority or agency, domestic, foreign or supranational, any arbitral body or the NYSE.

“group”, when referring to a group of Persons, shall have the meaning set forth in Section 13(d)(3) of the Exchange Act.

“Guarantor” shall have the meaning set forth in the third recital of this Agreement.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means (a) indebtedness of the Company or any of its Subsidiaries for borrowed money (including the aggregate principal amount thereof and the aggregate amount of any accrued but unpaid interest thereon), (b) obligations of the Company or any of its Subsidiaries evidenced by bonds, notes, debentures, letters of credit or similar instruments, (c) obligations of the Company or any of its Subsidiaries under capitalized leases, (d) obligations in respect of interest rate and currency obligation swaps, hedges or similar arrangements and (e) all obligations of the Company or any of its Subsidiaries to guarantee any of the foregoing types of payment obligations on behalf of any Person other than the Company or any of its Subsidiaries. For the avoidance of doubt, the term “Indebtedness” does not include (i) indebtedness owed by the Company to any wholly-owned Subsidiary of the Company or by any wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary of the Company, (ii) (A) the issuance of payment instruments, consumer funds transfers or redemption amounts, or other amounts paid to or received by the Company or any of its Subsidiaries or any agent thereof in the ordinary course of business in order for the Company or such Subsidiary to make further distribution to a third party, in each case to the extent payment in respect thereof has been received by the Company, such Subsidiary or any agent thereof and (B) temporary overdraft obligations incurred in connection with settlement procedures between merchants or owners or operators of automated teller machines and transaction card issuers or (iii) indebtedness incurred in connection with overdraft or similar facilities related to settlement, clearing and related activities by the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice.

“Indemnified Person” shall have the meaning set forth in Section 7.9(a).

“Initiation Date” shall have the meaning set forth in Section 7.11(a).

“Intellectual Property” means: (a) all United States and foreign patents, patent applications and patent disclosures; (b) all United States and foreign trademarks, service marks, logos, trade names, corporate names, domain names, designs and all applications, registrations and renewals in connection therewith; (c) all United States and foreign copyrights and copyrightable works and all applications, registrations and renewals in connection therewith; (d) all trade secrets and confidential proprietary information and know-how; and (e) all inventions and computer software (including databases and related documentation).

“Investments” shall have the meaning set forth in Section 4.2.

“IRS” means the U.S. Internal Revenue Service.

“IRS Ruling” means the letter ruling dated September 1, 2006 issued by the IRS to the Company in connection with the Spun Entity Distribution.

“IRS Submissions” means the May 12, 2006 letter submitted to the IRS by the Company in connection with the IRS Ruling, together with the later correspondence referred to in the IRS Ruling.

“KKR” means Kohlberg Kravis Roberts & Co. L.P.

“Knowledge” means, with respect to the Company, the actual knowledge of the officers and employees of the Company set forth in Item 1.1(A) of the Company Letter and, with respect to Parent, the actual knowledge of Scott Nuttall, Tagar Olson, Webster Chua and Jonathan Levin.

“Liens” means any pledges, claims, liens, charges, encumbrances, options to purchase or lease or otherwise acquire any interest, and security interests of any kind or nature whatsoever.

“Limited Guarantee” shall have the meaning set forth in the third recital of this Agreement.

“Marketing Period” shall have the meaning set forth in Section 7.11(a).

“Material Adverse Change” or “Material Adverse Effect on the Company” means any change, circumstance, event or effect (each an “Effect”) that, when considered either individually or in the aggregate together with all other Effects, is materially adverse to the business, properties, assets, financial condition or results of operations of the Company and its Subsidiaries taken as a whole; provided, however, that in no event shall any of the following Effects be deemed to constitute, or be taken into account in determining whether there has been, a “Material Adverse Change” or “Material Adverse Effect on the Company”: (a) any Effect that resulted from the entry into or announcement of the execution of this Agreement, including any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Company or any of its Subsidiaries with its customers, employees, financing sources, suppliers, or strategic partners (including Persons that have an ownership interest in a Specified Alliance) that resulted from entry into or the announcement of the execution of this Agreement, (b) compliance with the terms of this Agreement, including the performance of obligations required to be taken under this Agreement (including as required by Section 7.10), (c) changes affecting the economy or the securities, credit or financial markets in general in the United States or other countries in which the Company or any of its Subsidiaries conduct operations, (d) changes that are the result of factors generally affecting any business in which the Company and its Subsidiaries operate, (e) any change in the market price or trading volume of the equity securities of the Company (provided that the exception in this clause shall not prevent or otherwise affect a determination that any Effect underlying such change has resulted in, or contributed to, a Material Adverse Change or a Material Adverse Effect on the Company), (f) the suspension of trading in securities generally on the NYSE or the American Stock Exchange or Nasdaq Stock Market (provided that the exception in this clause shall not prevent or otherwise affect a determination that any Effect underlying such failure has resulted in, or contributed to, a Material Adverse Change or a Material Adverse Effect on the Company), (g) any adoption, implementation, proposal or change in any applicable law, rule or regulation or payment system rule or required change in GAAP or interpretation of any of the foregoing, (h) any action taken or not taken to which Parent has consented, (i) the failure of the Company to meet any internal or public projections, forecasts or estimates of revenues or earnings for any period ending on or after December 31, 2006 (provided that the exception in this clause shall not prevent or otherwise affect a determination that any Effect underlying such failure has resulted in, or contributed to, a Material Adverse Change or a Material Adverse Effect on the Company), (j) the commencement, occurrence or continuation of any war, armed hostilities or acts of terrorism (except to the extent any of the foregoing causes any damage or destruction to or renders unusable any facility or property of the Company or any of its Subsidiaries), (k) any adverse change or threatened adverse change with respect to the Specified Alliance set forth on Item 1.1(B) of the Company Letter, including the termination or threatened termination of such Specified Alliance, or (l) any change or announcement of a potential change in the credit rating of the Company or any of its Subsidiaries or any of their securities (provided that the exception in this clause shall not prevent or otherwise affect a determination that any Effect (other than any Effect related to the execution or delivery of this Agreement, the performance of the obligations contemplated by this Agreement or the Merger and the other transactions contemplated by this Agreement) underlying such announcement has resulted in, or contributed to, a Material Adverse Change or a Material Adverse Effect on the Company); provided, however, that changes set forth in clauses (c) and (d) above may be taken into account in determining whether there has been or is a Material Adverse Change or a Material Adverse Effect on the Company to the extent such changes have a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole (after taking into account the size of the Company and its Subsidiaries relative to such other participants), relative to the other participants in the industries and in the geographic markets in which the Company conducts its business and are not otherwise excluded by clause (a), clause (b) or any of clauses (e) through (l).

“Material Contract” shall have the meaning set forth in Section 4.16(a).

“Material Customer” means any Person (other than the Company and its Subsidiaries) that is party to or bound by a Material Revenue Producing Contract.

“Material Revenue Producing Contract” means any Contract pursuant to which the Company or any of its Subsidiaries provides services to customers and which generated revenues (excluding pass-through revenues (i.e., postage, other reimbursables and debit network fees)) to the Company or any of its Subsidiaries of $20,000,000 or more in the twelve months ended December 31, 2006 (it being understood that the foregoing does not include any Contracts (a) between the Company or any Subsidiary of the Company and a Specified Alliance and (b) any Contracts between a Specified Alliance and a customer).

“Materials of Environmental Concern” means any hazardous, acutely hazardous or toxic substance or waste defined or regulated as such under Environmental Laws; petroleum, asbestos, lead, polychlorinated biphenyls, radon or toxic mold; and any other substance the exposure to which would reasonably be expected, because of hazardous or toxic qualities, to result in liability under applicable Environmental Laws.

“Merger” shall have the meaning set forth in the first recital of this Agreement.

“Merger Consideration” shall have the meaning set forth in Section 3.1(c).

“Morgan Stanley” means Morgan Stanley & Co. Incorporated.

“New Debt Commitment Letters” shall have the meaning set forth in Section 5.7(a).

“Notes” shall have the meaning set forth in Section 7.11(d)(i).

“Notice Period” shall have the meaning set forth in Section 6.2(f)(i)(1).

“No-Shop Period Start Date” shall have the meaning set forth in Section 6.2(a).

“NYSE” means the New York Stock Exchange, Inc.

“Offer Documents” shall have the meaning set forth in Section 7.11(d)(ii).

“Opinion Representation Letters” means the letters, each dated the Distribution Date, delivered by each of the Company and the Spun Entity to Sidley Austin LLP in connection with the SA Opinion.

“Parent” shall have the meaning set forth in the introductory paragraph of this Agreement.

“Parent Expenses” means documented and reasonable out-of-pocket fees and expenses incurred or paid by or on behalf of Parent to any third party (other than advisory or transaction fees of any private equity sponsor) in connection with the Merger or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the Debt Commitment Letters and the other transactions contemplated hereby or thereby (including the Debt Financing), including all documented and reasonable fees and expenses of law firms, commercial banks, investment banking firms, financing sources, accountants, experts and consultants to Parent.

“Parent Limited Partners” means limited partners in the active investment funds affiliated with KKR.

“Parent Termination Fee” shall have the meaning set forth in Section 7.5(c)(i).

“Paying Agent” shall have the meaning set forth in Section 3.2(a).

“Permits” shall have the meaning set forth in Section 4.9.

“Permitted Liens” means (a) statutory liens for Taxes, assessments or other charges by Governmental Entities not yet due and payable or the amount or validity of which is being contested in good faith and by appropriate proceedings, (b) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar liens granted or which arise in the ordinary course of business and (c) such other liens, encumbrances or imperfections that are not material in amount or do not materially detract from the value of or materially impair the existing use of the property affected by such lien, encumbrance or imperfection, in each case of clauses (a) through (c) that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company or adversely affect the ability of the Surviving Corporation to obtain the Debt Financing.

“Person” means an individual, corporation, partnership, limited partnership, limited liability partnership, limited liability company, joint venture, association, trust, unincorporated organization, Governmental Entity or other entity (including any person as defined in Section 13(d)(3) of the Exchange Act).

“Proxy Statement” shall have the meaning set forth in Section 4.8.

“Required Information” shall have the meaning set forth in Section 7.11(b).

“Restated Certificate of Incorporation” shall have the meaning set forth in Section 2.5(a).

“Restricted Stock” shall have the meaning set forth in Section 4.3.

“Retained Employee” shall have the meaning set forth in Section 7.1(a).

“SA Opinion” means the opinion letter dated the Distribution Date delivered by Sidley Austin LLP to the Company in connection with the Spun Entity Distribution.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder.

“Shares” shall have the meaning set forth in the first recital of this Agreement.

“Significant Subsidiary” of any Person means a Subsidiary of such Person that would constitute a “significant subsidiary” of such Person within the meaning of Rule 1.02(w) of Regulation S-X as promulgated by the SEC.

“Solvent”, with respect to Parent and the Surviving Corporation, means that, as of any date of determination (a) the amount of the “fair saleable value” of the assets of Parent and the Surviving Corporation will, as of such date, exceed (i) the value of all “liabilities of Parent and the Surviving Corporation, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable federal laws governing determinations of the insolvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of Parent and the Surviving Corporation on their existing debts (including contingent and other liabilities) as such debts become absolute and mature, (b) Parent and the Surviving Corporation will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which they engage or intend to engage or propose to be engaged following the Closing Date, and (c) Parent and the Surviving Corporation will be able to pay their liabilities, including contingent and other liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that Parent and the Surviving Corporation will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

“Specified Alliances” means the alliances set forth on Item 1.1(C) of the Company Letter.

“Spun Entity” shall have the meaning set forth in the introductory paragraph to Article IV.

“Spun Entity Distribution” means the distribution by the Company of the stock of the Spun Entity on the Distribution Date and related transactions.

“Stockholders Meeting” shall have the meaning set forth in Section 7.3(a).

“Strategic Review Committee” shall have the meaning set forth in the first recital of this Agreement.

“Sub” shall have the meaning set forth in the introductory paragraph of this Agreement.

“Subsidiary” of any Person means another Person, of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is owned or controlled directly or indirectly by such first Person and/or by one or more of its Subsidiaries; provided, however, that, for purposes of this Agreement, no Specified Alliance shall be deemed to be a Subsidiary of the Company or any of its Subsidiaries.

“Superior Proposal” shall have the meaning set forth in Section 6.2(d).

“Surviving Corporation” shall have the meaning set forth in Section 2.1.

“Takeover Proposal” shall have the meaning set forth in Section 6.2(d).

“Tax” and “Taxes” means any federal, state, local or foreign net income, gross income, gross receipts, windfall profit, severance, property, production, sales, use, license, excise, stamp, franchise, employment, payroll, withholding, social security (or similar, including FICA), value added, escheat, capital, alternative or add-on minimum or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, addition to tax or additional amount imposed by any Governmental Entity.

“Tax Return” means any return, report or similar statement filed or required to be filed with respect to any Tax including any information return, claim for refund, amended return or declaration of estimated Tax.

“Termination Date” shall have the meaning set forth in Section 9.1(b)(i).

“Termination Fee” means $700 million, except if the Termination Fee becomes payable by the Company in connection with a Takeover Proposal from an Excluded Party, then the Termination Fee shall be $250 million.

“Transfer Taxes” shall have the meaning set forth in Section 7.7.

Section 1.2 Interpretation. When a reference is made in this Agreement to an Article, Section or Item, such reference shall be to an Article, Section or Item of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” All references to “dollars” or “$” means United States dollars.

ARTICLE II

THE MERGER

Section 2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, Sub shall be merged with and into the Company at the Effective Time. Following the Effective Time, the separate corporate existence of Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”) and shall succeed to and assume all the rights and obligations of Sub and the Company in accordance with Section 259 of the DGCL.

Section 2.2 Closing. The closing of the Merger (the “Closing”) will take place at 10:00 a.m. Eastern Time on a date mutually agreed to by Parent and the Company, which shall be no later than the third Business Day after satisfaction or waiver of the conditions set forth in Article VIII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York 10017, unless another date, time or place is agreed to in writing by the parties hereto; provided, however, that notwithstanding the satisfaction or waiver of the conditions set forth in Article VIII, the parties shall not be required to effect the Closing until the earliest of (a) a date during the Marketing Period specified by Sub on no less than three Business Days’ prior notice to the Company, (b) the final day of the Marketing Period and (c) the Termination Date (provided that the parties shall only be required to effect the Closing on the Termination Date under this clause (c) if the failure to effect the Closing by 8:00 p.m. Eastern Time on the Termination Date would give rise to the right of the Company to terminate this Agreement pursuant to Section 9.1(f)(ii)(z)). Simultaneously with the Closing, Parent shall irrevocably instruct all necessary and appropriate Persons to deposit with the Paying Agent immediately after the Effective Time all amounts required to be so deposited pursuant to Section 3.2(a). The date on which the Closing actually occurs is referred to as the “Closing Date”.

Section 2.3 Effective Time. The Merger shall become effective when a Certificate of Merger (the “Certificate of Merger”), executed in accordance with the relevant provisions of the DGCL, is duly filed with the Secretary of State of the State of Delaware, or at such later time as Sub and the Company shall agree and is specified in the Certificate of Merger. When used in this Agreement, the term “Effective Time” shall mean the later of the date and time at which the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or such later time established by the Certificate of Merger. The filing of the Certificate of Merger shall be made as soon as practicable on the Closing Date after the satisfaction or waiver of the conditions set forth in Article VIII.

Section 2.4 Effects of the Merger. The Merger shall have the effects set forth in the DGCL and this Agreement.

Section 2.5 Certificate of Incorporation and By-laws; Officers and Directors.

(a) The certificate of incorporation of the Company shall be amended as a result of the Merger so as to read in its entirety as the certificate of incorporation of Sub in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be First Data Corporation and the provision in the certificate of incorporation of Sub naming its incorporator shall be omitted (the “Restated Certificate of Incorporation”) and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

(b) The by-laws of the Company (the “By-laws”), as in effect immediately prior to the Effective Time, shall be the By-laws of the Surviving Corporation until thereafter changed or amended as provided by the Restated Certificate of Incorporation or By-laws of the Surviving Corporation or by applicable law.

(c) The parties hereto shall take all actions necessary so that the directors of Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, until the earliest of their death, resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

(d) The officers of the Company immediately prior to the Effective Time (other than those who Parent determines shall not remain as officers of the Surviving Corporation) shall be the officers of the Surviving Corporation until the earliest of their death, resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

ARTICLE III

EFFECT OF THE MERGER ON THE STOCK OF THE

CONSTITUENT CORPORATIONS; SURRENDER OF CERTIFICATES

Section 3.1 Effect on Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of any of Parent, Sub, the Company or the holders of any securities of the Constituent Corporations:

(a) Capital Stock of Sub. Each issued and outstanding share of capital stock of Sub shall be converted into and become one validly issued, fully paid and nonassessable share of Common Stock, par value $0.01 per share, of the Surviving Corporation.

(b) Treasury Stock and Parent Owned Stock. Each Share that is owned by the Company and held in its treasury and each Share that is owned by Parent, Sub or any other wholly-owned Subsidiary of Parent (including any Shares acquired by Parent immediately prior to the Effective Time pursuant to any agreements with holders of Shares) (“Cancelled Shares”) shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c) Conversion of Shares. Each Share issued and outstanding immediately prior to the Effective Time (other than (i) Cancelled Shares, (ii) Shares held by any wholly-owned Subsidiary of the Company which Shares shall remain outstanding (collectively with Cancelled Shares, “Excluded Shares”) and (iii) Dissenting Shares) shall be cancelled and be converted into the right to receive in cash, without interest, $34.00 per Share (the “Merger Consideration”). As of the Effective Time, each such Share shall be converted into the right to receive the Merger Consideration and cancelled in accordance with this Section 3.1(c), and when so cancelled, shall no longer be outstanding and shall automatically cease to exist, and each holder of any such Share shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration for each such Share, without interest.

(d) Shares of Dissenting Stockholders. Notwithstanding anything in this Agreement to the contrary, any issued and outstanding Shares held by a Person (a “Dissenting Stockholder”) who has not voted in favor of or consented to the adoption of this Agreement and has complied with all the provisions of the DGCL concerning the right of holders of Shares to require appraisal of their Shares (“Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration as described in Section 3.1(c), but shall become the right to receive such consideration as may be determined to be due to such Dissenting Stockholder pursuant to the procedures set forth in Section 262 of the DGCL. If such Dissenting Stockholder withdraws its demand for appraisal or fails to perfect or otherwise loses its right of appraisal, in any case pursuant to the DGCL, its Shares shall be deemed to be converted as of the Effective Time into the right to receive the Merger Consideration for each such Share, without interest. At the Effective Time, any holder of Dissenting Shares shall cease to have any rights with respect thereto, except the rights set forth in Section 262 of the DGCL and as provided in the previous sentence. The Company shall give Parent prompt notice of any demands for appraisal of Shares received by the Company, withdrawals of such demands and any other instruments served pursuant to Section 262 of the DGCL and shall give Parent the opportunity to participate in all negotiations and proceedings with respect thereto. The Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands.

(e) Adjustment. If, between the date of this Agreement and the Effective Time, there is a recapitalization, reclassification, stock split, stock dividend, subdivision, combination or exchange of shares with respect to, or rights issued in respect of, the Shares (each, an “Adjustment”), the Merger Consideration shall be adjusted accordingly, without duplication, to provide the holders of Shares with the same economic effect as contemplated by this Agreement prior to such Adjustment.

Section 3.2 Surrender of Shares.

(a) Paying Agent. Prior to the Effective Time, the Company shall use its reasonable best efforts to enter into a paying agent agreement with a bank or trust company selected by Parent that shall be reasonably satisfactory to the Company to act as paying agent in the Merger (the “Paying Agent”). As part of the Closing, immediately following the Effective Time, the Surviving Corporation will deposit or Parent shall cause the Surviving Corporation to deposit with the Paying Agent a cash amount in immediately available funds equal to the Aggregate Merger Consideration (the “Exchange Fund”). Funds made available to the Paying Agent shall be invested by the Paying Agent as directed by Sub or, after the Effective Time, the Surviving Corporation; provided, however, that such investments shall only be in obligations of or guaranteed by the United States of America, in commercial paper obligations receiving the highest rating from Moody’s Investors Service, Inc. or Standard & Poor’s Corporation or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three months (it being understood that any and all interest or income earned on funds made available to the Paying Agent pursuant to this Agreement shall be remitted to Parent). To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt cash payment of the Aggregate Merger Consideration as contemplated hereby, Parent shall promptly replace or restore the cash in the Exchange Fund lost through such investments or other events so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make such cash payments.

(b) Exchange Procedure. As soon as practicable after the Effective Time, the Surviving Corporation or Parent shall cause the Paying Agent to mail to each holder of record immediately prior to the Effective Time of Shares evidenced by certificates (other than Dissenting Shares and Excluded Shares), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Shares shall pass, only upon delivery of such Shares to the Paying Agent and shall be in a form and have such other provisions as Parent and the Company may reasonably agree) and (ii) instructions for use in effecting the surrender of such Shares (or affidavits of loss in lieu thereof) in exchange for the Merger Consideration as provided in Section 3.1. Upon surrender of Shares (or affidavits of loss in lieu thereof) for cancellation to the Paying Agent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Paying Agent, the holder of such Shares shall be entitled to receive in exchange therefor the amount of cash, without interest, into which such Shares shall have been converted pursuant to Section 3.1, and the Shares so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, payment may be made to a Person other than the Person in whose name the Shares so surrendered (or affidavits of loss in lieu thereof) are registered, provided it shall be a condition to payment of such Person that with respect to such Shares the letter of transmittal be in proper form for transfer and the Person requesting such payment shall deliver to the Paying Agent all documents reasonably required to evidence and effect such transfer and to establish to the satisfaction of the Surviving Corporation or the Paying Agent that such Tax has been paid or is not applicable. Until surrendered as contemplated by this Section 3.2, each Share (other than Dissenting Shares and Excluded Shares) shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the amount of cash, without interest, into which the Shares shall have been converted pursuant to Section 3.1. No interest will be paid or will accrue on the cash payable upon the surrender of any Share (or affidavits of loss in lieu thereof). Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares such amounts as Parent, the Surviving Corporation or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Code or under any provision of state, local or foreign Tax law. To the extent that amounts are so withheld by Parent or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect of which such deduction and withholding was made by Parent or the Paying Agent. As promptly as practicable after the Effective Time, the Paying Agent will mail to each holder of Shares represented by book-entry on the records of the Company or the Company’s transfer agent, on behalf of the Company, other than Dissenting Shares and Excluded Shares, a check in the amount of the Merger Consideration with respect to each such Share so held.

(c) No Further Ownership Rights in Shares. All Merger Consideration paid upon the surrender of Shares (or affidavits of loss in lieu thereof) in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares. At the Effective Time, (i) holders of Shares shall cease to have any rights as stockholders of the Company, (ii) the stock transfer books of the Company shall be closed and (iii) there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Shares are presented to the Surviving Corporation or the Paying Agent for any reason, they shall be cancelled and exchanged as provided in this Article III. No dividends or other distributions with respect to capital stock of the Surviving Corporation with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Shares, including Dissenting Shares.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Shares for twelve months after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any holders of Shares (other than Dissenting Shares and Excluded Shares) who have not theretofore complied with this Article III and the instructions set forth in the letter of transmittal mailed to such holders after the Effective Time shall, after such funds have been delivered to the Surviving Corporation, look only to the Surviving Corporation (subject to abandoned property, escheat or other similar laws) for payment of the Merger Consideration to which they are entitled, without interest.

(e) No Liability. None of Parent, Sub, the Company or the Paying Agent shall be liable to any Person in respect of any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. Any amounts remaining unclaimed by holders of Shares as of a date immediately prior to such time that such amounts would otherwise escheat to or become property of any Governmental Entity shall, to the extent permitted by applicable law, become the property of the Surviving Corporation on such date, free and clear of any claims or interest of any Person entitled thereto.

(f) Lost, Stolen or Destroyed Shares. If any Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Shares to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Shares, the Paying Agent will issue a check in the amount (after giving effect to any required Tax withholdings) equal to the Merger Consideration as provided in Section 3.1 represented by such lost, stolen or destroyed Shares.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Company Letter or as disclosed in reasonable detail in the Company SEC Documents filed with or furnished to the SEC by the Company prior to the date hereof (other than disclosures in the “Risk Factors” and “Forward-Looking Statements” sections thereof) (it being agreed that disclosure of any item in any section or subsection of the Company Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent), the Company hereby represents and warrants to Parent and Sub as set forth in this Article IV. For the avoidance of doubt, references in this Article IV to the Company and/or its Subsidiaries shall be deemed not to include, and no representations or warranties are made with respect to, The Western Union Company (the “Spun Entity”) or any of its Subsidiaries for any period, except (i) with respect to any representations and warranties made with respect to the Spun Entity or any of its Subsidiaries with respect to periods prior to September 29, 2006 but only to the extent that the Company or any of its Subsidiaries would reasonably be expected to incur any material liability if such representations and warranties were not true and correct with respect to the Spun Entity or any of its Subsidiaries; (ii) with respect to any representations and warranties relating to any Contracts among the Company or any of its Subsidiaries, on the one hand, and the Spun Entity or any of its Subsidiaries, on the other hand, in effect on the date of this Agreement; and (iii) with respect to the representations and warranties in Section 4.10(i) and (j).

Section 4.1 Organization. The Company and each of its Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has requisite corporate, partnership, limited liability company or other company (as the case may be) power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be so organized, existing and in good standing or to have such corporate, partnership, limited liability company or other company (as the case may be) power and authority would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. The Company and each of its Subsidiaries is duly qualified or licensed to do business and in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. The Company has made available to Parent complete and correct copies of its Restated Certificate of Incorporation and By-laws and has made available to Parent the certificate of incorporation and by-laws (or similar organizational documents) of each of its Significant Subsidiaries.

Section 4.2 Subsidiaries. All of the outstanding shares of capital stock of each Significant Subsidiary of the Company that is a corporation have been duly authorized and validly issued and are fully paid and nonassessable. Other than director qualifying shares, all of the outstanding shares of capital stock or equity interests and other ownership interests of each Significant Subsidiary of the Company are owned by the Company, by one or more Subsidiaries of the Company or by the Company and one or more Subsidiaries of the Company, free and clear of all Liens other than Permitted Liens. Item 4.2 of the Company Letter sets forth as of the date hereof the name, jurisdiction of organization and the Company’s percentage ownership of any and all Persons (other than wholly-owned Subsidiaries of the Company) of which the Company directly or indirectly owns an equity interest, or an interest convertible into or exchangeable or exercisable for an equity interest, that are material to the business of the Company and its Subsidiaries, taken as a whole (collectively, the “Investments”). All of the Investments are owned by the Company, by one or more Subsidiaries of the Company or by the Company and one or more Subsidiaries of the Company, free and clear of all Liens other than Permitted Liens. Except for the capital stock and other ownership interests of the Subsidiaries and the Investments listed in Item 4.2 of the Company Letter, the Company does not own, directly or indirectly, any capital stock or other voting or equity securities or interests in any corporation, partnership, joint venture, limited liability company or other entity that is material to the business of the Company and its Subsidiaries, taken as a whole. Neither the Company nor any of its Subsidiaries is a party to or bound by any commitment, arrangement or agreement requiring the Company or any of its Subsidiaries to contribute capital, loan money or otherwise provide funds as an additional investment in any other Person, other than any such commitment, arrangement or agreement in the ordinary course of business consistent with past practice or pursuant to a Contract binding on the Company or any of its Subsidiaries made available to Parent and Sub. Item 4.2 of the Company Letter sets forth a true and complete list, as of the date of this Agreement, of each joint venture in which the Company or any of its Subsidiaries owns 10% or more of the outstanding equity (in any form, including in corporate, partnership or limited liability company form) that provides payment processing and related services to merchants.

Section 4.3 Capital Structure. The authorized capital stock of the Company consists of 2,000,000,000 shares of Company Common Stock and 10,000,000 shares of preferred stock, par value $1.00 per share (the “Company Preferred Stock”). At the close of business on March 29, 2007 (the “Capitalization Date”), (i) 754,896,681 shares of Company Common Stock were issued and outstanding, all of which were duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights, including 3,690,715 shares of Company Common Stock that are subject to vesting or other risks of forfeiture pursuant to awards granted under the Company Stock Incentive Plans (“Restricted Stock”), (ii) 312,802,329 shares of Company Common Stock were held by the Company in its treasury, (iii) 51,234,788 shares of Company Common Stock were reserved for issuance pursuant to outstanding options to purchase Company Common Stock, with a weighted average exercise price as of the Capitalization Date of $21.636 (which weighted average exercise price does not include the impact of Company Stock Options granted in March 2007 covering 31,100 Shares) per Share (the “Company Stock Options”) granted under the Company’s 2002 Long-Term Incentive Plan, 1992 Long-Term Incentive Plan, 1993 Director’s Stock Option Plan, the Concord EFS, Inc. 2002 Stock Option Plan, the Concord EFS, Inc. 1993 Incentive Stock Option Plan or the Star Systems, Inc. 2000 Equity Incentive Plan (collectively, the “Company Stock Incentive Plans”), (iv) 4,978,028 shares of Company Common Stock were reserved for issuance in accordance with the Company’s Employee Stock Purchase Plan (the “Company Stock Purchase Plan” and, together with the Company Stock Incentive Plans, the “Company Stock Plans”), (v) 34,800,107 shares of Company Common Stock were reserved for the grant of additional awards under the Company Stock Incentive Plans, (vi) 501,467 restricted stock units representing shares of Company Common Stock (the “Company Stock Units”) were outstanding under the Company Stock Incentive Plans on the Capitalization Date and (vii) no shares of Company Preferred Stock were issued and outstanding. As of the date of this Agreement, except as set forth above, and except for the Chase Warrant, no shares of capital stock of the Company or options, warrants, convertible or exchangeable securities or other rights to purchase capital stock of the Company are issued, reserved for issuance or outstanding (other than Shares issuable upon exercise of Company Stock Options outstanding as of the date hereof or vesting of Company Stock Units in accordance with their terms). As of the date hereof and except as set forth above, there are no outstanding profits interests, stock options, stock appreciation rights, equity equivalents or phantom stock with respect to the capital stock of the Company or any of its Subsidiaries. Each Share that may be issued pursuant to the Company Stock Plans, when issued upon the receipt of the consideration set forth in the Company Stock Plans and related agreements, if applicable, will be duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which the Company’s stockholders may vote. As of the date of this Agreement, except as set forth above and except for the Chase Warrant, there are no securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which the Company or any of its Subsidiaries is a party or by which any of them is bound obligating the Company or any of its Subsidiaries to issue, deliver or sell or create, or cause to be issued, delivered or sold or created, additional shares of capital stock or other voting or equity securities or interests of the Company or of any of its Subsidiaries (or any security convertible or exercisable therefor) or obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. No Shares are owned by any Subsidiary of the Company.

As of the date of this Agreement there are no outstanding contractual obligations or rights of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire, vote, dispose of or otherwise transfer or declare dividends or make other distributions on any shares of capital stock or equity interests of the Company or any of its Subsidiaries.

Section 4.4 Authority.

(a) The Company has the requisite corporate power and authority to execute and deliver this Agreement and, subject to adoption by the Company’s stockholders of this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject to adoption of this Agreement by the holders of a majority of the outstanding Shares (the “Company Requisite Vote”). This Agreement has been duly executed and delivered by the Company and (assuming the valid authorization, execution and delivery of this Agreement by Parent and Sub) constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity (regardless of whether considered in a proceeding in equity or at law).

(b) The Company Board, at a meeting duly called and held and based upon the recommendation of the Strategic Review Committee, has (i) approved and declared advisable this Agreement and the Merger and (ii) resolved to recommend adoption by the stockholders of the Company of this Agreement, which resolutions, subject to Section 6.2, have not been subsequently withdrawn or modified in a manner adverse to Parent. Adoption of this Agreement by the Company Requisite Vote is the only vote of the holders of any class or series of capital stock of the Company required to adopt this Agreement under applicable law.

Section 4.5 Consents and Approvals; No Violations. Except (a) for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Exchange Act, the HSR Act, the DGCL, the rules and regulations of the NYSE, state securities laws, foreign and supranational laws relating to antitrust and anticompetition clearances, and (b) as may be required in connection with the Taxes described in Section 7.7, neither the execution, delivery or performance of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby will (i) result in any breach of any provision of the Certificate of Incorporation or By-laws of the Company or of the similar organizational documents of any of the Company’s Subsidiaries, (ii) require the Company to make any notice to, or filing with, or obtain any permit, authorization, consent or approval of, any Governmental Entity, (iii) result in a breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, or result in a loss of benefit under, any of the terms, conditions or provisions of any Contract not otherwise terminable by the other party thereto on 180 days’ or less notice to which the Company or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound, (iv) violate any law, order, writ, injunction, judgment, decree, statute, rule or regulation applicable to the Company, any of its Subsidiaries or any of their properties or assets, or (v) result in the creation of any Lien on any properties or assets of the Company or any of its Subsidiaries, except in the case of clause (ii) where the failure to obtain such permits, authorizations, consents or approvals or to make such notices or filings or, in the case of clause (iii), (iv), or (v), for breaches, defaults, terminations, amendments, cancellations, accelerations, losses of benefits, violations, or Liens that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

Section 4.6 Company SEC Documents.

(a) The Company has filed with or furnished to the SEC, on a timely basis, all forms, reports, statements, certifications, schedules and other documents required to be filed with the SEC or furnished to the SEC by it since December 31, 2004 under the Securities Act or the Exchange Act (all such forms, reports, statements, certifications, schedules and other documents filed since December 31, 2004, including subsequent to the date hereof, including any amendments thereto, the “Company SEC Documents”). As of their respective filing dates, the Company SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, each as in effect on the date so filed. At the time filed with the SEC (or if amended, as of the date of such amendment), none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the Company SEC Documents (including the related notes and schedules thereto) complied as of their respective dates in all material respects with the then applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except in the case of the unaudited statements, as permitted by Form 10-Q under the Exchange Act) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as at the dates thereof and the consolidated results of their operations and their consolidated cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein). None of the Company’s Subsidiaries is required to file periodic reports with the SEC.

(b) The Company has made available to Parent correct and complete copies of all material correspondence between the SEC, on the one hand, and the Company and any of its Subsidiaries, on the other hand, occurring since December 31, 2004 and prior to the date hereof. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to the Company SEC Documents. To the Knowledge of the Company, as of the date hereof, none of the Company SEC Documents is the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation.

Section 4.7 Absence of Material Adverse Change. Since December 31, 2006, (a) through the date hereof, the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course consistent with past practice and (b) there has not been any Material Adverse Change or any Effect that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

Section 4.8 Information Supplied. None of the information supplied or to be supplied by the Company or any of its representatives specifically for inclusion or incorporation by reference in the proxy statement relating to the Stockholders Meeting (together with any amendments or supplements thereto and including any related filings required pursuant to the Exchange Act, the “Proxy Statement”) will, at the time the Proxy Statement is first mailed to the Company’s stockholders or at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Sub or any of their representatives specifically for inclusion or incorporation by reference therein.

Section 4.9 Compliance with Laws.

(a) The businesses of the Company and its Subsidiaries, and to the Knowledge of the Company, the businesses of the Specified Alliances, are not being, and since December 31, 2004 have not been, conducted in violation of any law, order, writ, injunction, judgment, decree, statute, rule, ordinance or regulation of any Governmental Entity, except for any violations that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. Each of the Company and its Subsidiaries has in

effect all licenses, certificates, authorizations, consents, permits, approvals and other similar authorizations of, from or by a Governmental Entity (collectively, “Permits”) necessary for it to own, lease or operate its properties and assets and to carry on its business as now conducted, and no default has occurred under any such Permit, except for the absence of Permits and for defaults under Permits that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

(b) The Company has designed and implemented disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to provide reasonable assurance that material information relating to the Company, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of the Company by others within those entities.

(c) The Company has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s auditors and the audit committee of the Company Board (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company has made available to Parent a summary of any disclosure made by management to the Company’s auditors and audit committee since December 31, 2004 regarding (A) significant deficiencies and material weaknesses in the Company’s design or operation of internal control over financial reporting and (B) fraud. The Company is in material compliance with the applicable listing and other rules and regulations of the NYSE.

Section 4.10 Tax Matters.

(a) The Company and each of its Subsidiaries have timely filed or caused to be timely filed (after taking into account all applicable extensions) all Tax Returns required to be filed by them, except where the failure to timely file would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. All such Tax Returns are complete and correct, except where the failure to be complete and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

(b) Each of the Company and its Subsidiaries has paid or caused to be paid all Taxes due (whether or not shown to be due on any Tax Return), except where the failure to do so would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

(c) No deficiencies for any Taxes have been asserted in writing, proposed in writing or assessed in writing against the Company or any of its Subsidiaries that have not been paid or otherwise settled or are not otherwise being challenged under appropriate procedures, except for deficiencies that, if finally resolved in a manner adverse to the Company or relevant Subsidiary, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

(d) No written requests for extensions of the time to assess any material Taxes of the Company or any of its Subsidiaries are pending as of the date hereof.

(e) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company if determined adversely to the Company or any of its Subsidiaries, there are no pending audits, examinations, investigations or other proceedings in respect of Taxes of the Company or any of its Subsidiaries with respect to which the Company or any of its Subsidiaries has been notified in writing.

(f) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, there are no liens for Taxes upon the assets of the Company or any of its Subsidiaries except liens relating to current Taxes not yet due or which are being contested in good faith.

(g) All Taxes which the Company or any of its Subsidiaries are required by law to withhold or to collect for payment have been duly withheld and collected except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

(h) None of the Company or any of its Subsidiaries is required to make any disclosure to the IRS with respect to its participation in a “listed transaction” pursuant to Section 1.6011-4(b)(2) of the Treasury regulations promulgated under the Code.

(i) The IRS Ruling has not been revoked or withdrawn by the IRS. No facts or representations stated in the IRS Ruling or the IRS Submissions were, when made or as of the Distribution Date, untrue or incorrect in any material respect. None of the facts stated in the SA Opinion or the Opinion Representation Letters were, when made or as of the Distribution Date, untrue or incorrect in any material respect. To the Knowledge of the Company, there has not been any circumstance occurring after the Distribution Date that would make any of such facts or representations, when made, as of the Distribution Date or, to the extent relevant, thereafter, untrue or incorrect in any material respect.

(j) Since the Distribution Date, neither the Company nor any Subsidiary of the Company nor, to the Knowledge of the Company, the Spun Entity or any other Person has taken, or failed to take, any action that would reasonably be expected (A) to cause the distribution by the Company of the Spun Entity (and the related distribution by an entity then a subsidiary of the Company) not to qualify as distributions under Section 355 of the Code (or, as applicable, to cause the related asset contributions not to qualify as reorganizations under Section 368 of the Code) or (B) to cause any stock or securities of the Spun Entity issued to the Company in connection with the Spun Entity Distribution to not be treated as “qualified property” for purposes of Section 361(c)(2) of the Code. During the two-year period prior to the Distribution Date, there was no “agreement, understanding, arrangement or substantial negotiations” regarding the transactions contemplated by this Agreement or any transaction to which such contemplated transactions are “similar”, in each case within the meaning of Treas. Reg. § 1.355-7.

Section 4.11 Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), other than liabilities and obligations (a) set forth in the Company’s consolidated balance sheet for the year ended December 31, 2006 included in the Company SEC Documents (or in the notes thereto), (b) incurred in the ordinary course of business since December 31, 2006, (c) incurred in connection with the Merger or any other transaction or agreement contemplated by this Agreement, (d) for future performance under any Contracts to which the Company or any of its Subsidiaries is a party or bound that were entered into in the ordinary course of business or are listed on any Item of the Company Letter, (e) that are expressly within the scope of another representation or warranty in this Article IV or are expressly excluded from any representation or warranty in this Article IV as a result of the scope of any materiality or similar qualification applicable to such representation or warranty (provided that any matter arising after the date hereof shall not be deemed to be within the scope of or excluded from any representation or warranty that speaks only as of the date hereof or only as of any date prior to the date hereof) or (f) that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on the Company.

Section 4.12 Litigation. There is no suit, claim, action, proceeding, arbitration or investigation pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or, to the Knowledge of the Company, any of the Specified Alliances that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company or prevent or materially impair or delay the consummation of the transactions contemplated by this Agreement. Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any of the Specified Alliances is subject to or bound by any outstanding judgment, settlement, order, writ, injunction, award or decree that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company or prevent or materially impair or delay the consummation of the transactions contemplated by this Agreement.

Section 4.13 Benefit Plans.

(a) Each material Benefit Plan and Employment Agreement is listed in Item 4.13(a) of the Company Letter. With respect to each such material Benefit Plan and Employment Agreement listed in Item 4.13(a) of the Company Letter, the Company has made available to Parent a true and correct copy of (to the extent applicable) (i) each such Benefit Plan (or, if such Benefit Plan is not written, a written summary thereof) and all amendments thereto (other than any such Benefit Plan that is maintained by any Governmental Entity, or required by any state, national, provincial, federal, local or other applicable law to be maintained by the Company or any Subsidiary); (ii) each trust, insurance or administrative agreement relating to each such Benefit Plan; (iii) the most recent summary plan description or other written explanation of each Benefit Plan provided to participants; (iv) the most recent annual report (Form 5500) filed with the IRS; and (v) the most recent determination letter, if any, issued by the IRS with respect to any Benefit Plan intended to be qualified under Section 401(a) of the Code. There are no Benefit Plans and Employment Agreements that have not been made available to Parent that contain any obligations or liabilities that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. Except as required or deemed advisable under Section 409A of the Code, neither the Company nor any of its Subsidiaries has adopted or amended in any material respect any Benefit Plan since December 31, 2006.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, (i) each Benefit Plan maintained by the Company or any of its Subsidiaries has been maintained in compliance with its terms and, both as to form and in operation, with the requirements of applicable law and (ii) all employer or employee contributions, premiums and expenses to or in respect of each Benefit Plan have been paid in full or, to the extent not yet due, have been adequately accrued on the applicable financial statements of the Company included in the Company SEC Documents in accordance with GAAP. Neither the Company nor any of its Subsidiaries has at any time during the six-year period preceding the date hereof maintained, contributed to or incurred any liability under any “multiemployer plan” (as defined in Section 3(37) of ERISA) or any ERISA Benefit Plan that is subject to Title IV of ERISA or Section 412 of the Code.

(c) As of the date of this Agreement, there are no pending or, to the Knowledge of the Company, threatened, disputes, arbitrations, claims, suits or grievances involving a Benefit Plan or Employment Agreement (other than routine claims for benefits payable under any such Benefit Plan or Employment Agreement) that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

(d) All Benefit Plans that are intended by their terms to be qualified under Section 401(a) of the Code have been determined by the IRS to be so qualified, or a timely application for such determination is now pending or is not yet required to be filed and, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, each such Benefit Plan is qualified in operation. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries has any liability or obligation under any welfare plan or agreement to provide benefits after termination of employment to any employee or dependent other than as required by Section 4980B of the Code or applicable law or the terms of a separation or retention plan or agreement.

(e) None of the execution and delivery of this Agreement, the Company Stockholder Approval, nor the consummation of the transactions contemplated by this Agreement will (either alone or in conjunction with any other event) (i) result in a material payment (including severance, unemployment compensation, golden parachute or otherwise) becoming due from the Company or any Subsidiary of the Company under any Benefit Plan; (ii) materially increase any compensation or benefit otherwise payable under any such Benefit Plan or Employment Agreement; (iii) accelerate the vesting or timing of payment or funding (through a grantor trust or otherwise) of any compensation or benefits due to any individual under any Benefit Plan or Employment Agreement; or (iv) otherwise result in payment under any Benefit Plan or Employment Agreement that would not be deductible under Section 280G of the Code.

Section 4.14 Rights Agreement; Anti-Takeover Provisions. The Company’s certificate of incorporation provides that the Company elected not to be governed by Section 203 of the DGCL. No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation or any anti-takeover provision in the Company’s certificate of incorporation or bylaws is applicable to the transactions contemplated by this Agreement. The Company does not have any stockholder rights plan in effect.

Section 4.15 Intellectual Property. The Company and its Subsidiaries own, or are validly licensed or otherwise have the right to use all Intellectual Property used in the conduct of the business of the Company and its Subsidiaries as currently conducted, except for such Intellectual Property where the failure to so own, be validly licensed or have the right to use would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company (the “Company Intellectual Property”). No claims are pending or, to the Knowledge of the Company, threatened, (a) challenging the ownership, enforceability, validity, or use by the Company or any Subsidiary of any Company Intellectual Property, or (b) alleging that the Company or any of its Subsidiaries is violating, misappropriating or infringing the rights of any Person with regard to any Company Intellectual Property other than claims that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, to the Knowledge of the Company, (i) no Person is infringing the rights of the Company or any of its Subsidiaries with respect to any Company Intellectual Property and (ii) the operation of the business of the Company and its Subsidiaries as currently conducted does not violate, misappropriate or infringe the Intellectual Property of any other Person. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, the Company and its Subsidiaries take and have taken commercially reasonable actions to maintain and preserve the Company Intellectual Property. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, there have been no security breaches relating to, violations of any security policy regarding or any unauthorized access or unauthorized use of any data used in the businesses of the Company and its Subsidiaries.

Section 4.16 Contracts.

(a) Item 4.16 of the Company Letter lists the following Contracts to which, as of the date hereof, the Company or any of its Subsidiaries is a party or by which any them is bound: (i) any Contract that is filed or would be required to be filed by the Company as a material contract pursuant to Item 601(b)(10) of Regulation S-K of the SEC (other than compensatory Contracts with, or which includes as participants, any current or former director or officer of the Company or any of its Subsidiaries); (ii) any indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other evidence of Indebtedness, providing for borrowings (constituting Indebtedness) in excess of $25 million; (iii) any material Contract relating to the creation, formation, operation, management or control of any Specified Alliance; (iv) any Contract which contains provisions that prohibit the Company or any of its Subsidiaries from competing in any line of business, which provisions would, after the Effective Time, in addition to applying to the Company and its Subsidiaries, also purport to apply to the Parent and its Affiliates (other than the Company and its Subsidiaries); (v) any Contract that prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any of its Subsidiaries, prohibits the pledging of the capital stock of the Company or any Subsidiary of the Company or prohibits the issuance of guarantees by any Subsidiary of the Company; (vi) any Material Revenue Producing Contract and (vii) any

Material Revenue Producing Contract with respect to which the entry into this Agreement or the consummation of the transactions contemplated by this Agreement, would result in a breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination amendment, cancellation or acceleration) under, or result in a loss of a benefit under, such Material Revenue Producing Contract. Each such Contract described in clauses (i) through (vii) that is not terminable by the other party or parties thereto on 180 days’ or less notice is referred to herein as a “Material Contract.”

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, (i) neither the Company nor any Subsidiary has received any written notice or claim of default under any Material Contract or any written notice of an intention to terminate, not renew or challenge the validity or enforceability of any Material Contract, (ii) no event has occurred that, with or without notice or lapse of time or both, would result in a breach or a default by the Company or any of its Subsidiaries under any Material Contract, (iii) each of the Material Contracts is in full force and effect and, to the Knowledge of the Company, is the valid, binding and enforceable obligation of the other parties thereto (except that such enforceability (A) may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally and (B) is subject to general principles of equity (regardless of whether considered in a proceeding in equity or at law)) and (iv) the Company and its Subsidiaries have performed all respective material obligations required to be performed by them to the date hereof under the Material Contracts and are not (with or without the lapse of time or the giving of notice, or both) in material breach thereunder.

Section 4.17 Properties.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, the Company or one of its Subsidiaries has (i) good fee simple title to all real property owned by the Company or any of its Subsidiaries and (ii) valid leasehold estates in all real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by the Company or any Subsidiary, free and clear of all Liens except for Permitted Liens.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, the Company and its Subsidiaries have good and marketable title to, or valid and enforceable rights to use under existing franchises, easements or licenses, or valid and enforceable leasehold interests in, all of its tangible personal properties and assets necessary to carry on their businesses as is now being conducted, free and clear of all Liens except for Permitted Liens.

Section 4.18 Environmental Laws. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, (i) there are no, and there have not been any, Materials of Environmental Concern at any property currently owned or leased, or to the Knowledge of the Company, formerly owned or leased by the Company or a Subsidiary under circumstances that have resulted in or are reasonably likely to result in liability of the Company or a Subsidiary under any applicable Environmental Laws;

and (ii) neither the Company nor any Subsidiary has received any written notification (nor to the Knowledge of the Company are there any facts existing that would reasonably be expected to give rise to such a notification) alleging that it is liable for, or request for information pursuant to Section 104(e) of the Comprehensive Environmental Response, Compensation and Liability Act or similar foreign, state or local law, concerning, any release or threatened release of Materials of Environmental Concern or any other Environmental Law at any location except, with respect to any such notification or request for information concerning any such release or threatened release, to the extent such matter has been fully resolved with the appropriate Governmental Entity.

Section 4.19 Insurance Policies. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, (a) all insurance policies maintained by the Company and its Subsidiaries are in full force and effect (and were in full force and effect during the periods of time such insurance policies were purported to be in effect) and provide insurance in such amounts and against such risks as the management of the Company reasonably has determined to be prudent in accordance with industry practices or as is required by law or regulation, and all premiums due and payable thereon have been paid; and (b) neither the Company nor any Subsidiary is in breach or default of any of the insurance policies, and neither the Company nor any Subsidiary has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default or permit termination or modification of any of the insurance policies. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, the Company has not received any notice of termination or cancellation or denial of coverage with respect to any insurance policy.

Section 4.20 Labor Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries (i) has agreed to recognize any labor union or labor organization, nor has any labor union or labor organization been certified as the exclusive bargaining representative of any employees of the Company or any of its Subsidiaries; (ii) is a party to or otherwise bound by, or currently negotiating, any collective bargaining agreement or other Contract with a labor union or labor organization; or (iii) is the subject of any material proceeding asserting that the Company or any of its Subsidiaries has committed an unfair labor practice or seeking to compel it to bargain with any labor union or labor organization, nor, to the Knowledge of the Company as of the date hereof, is any such proceeding threatened. As of the date hereof, neither the Company nor any of its Subsidiaries have closed any plant or facility, effectuated any layoffs of employees or implemented any early retirement, separation or window program since December 31, 2004, nor has any such action or program been announced for the future in any case that would reasonably be expected to give rise to any material liability under the United States Worker Adjustment and Retraining Notification Act or the rules and regulations thereunder, except for any liabilities that were satisfied on or prior to December 31, 2006.

Section 4.21 Opinions of Financial Advisors. The Company has received the opinions of Morgan Stanley and Evercore, each to the effect that, as of the date of such opinion, the Merger Consideration is fair, from a financial point of view, to the holders of Company Common Stock, other than Excluded Shares and Dissenting Shares. The Company shall deliver an executed copy of each such opinion to Parent promptly following receipt of such opinion in written form.

Section 4.22 Brokers. No broker, investment banker, financial advisor or other Person, other than Morgan Stanley and Evercore, the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. The Company has provided Parent a copy of the engagement letter of each of Morgan Stanley and Evercore as in effect on the date hereof.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

Each of Parent and Sub, jointly and severally, hereby represents and warrants to the Company as follows:

Section 5.1 Organization. Parent is a limited partnership and Sub is a corporation, each is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation or incorporation, as the case may be, and has requisite limited partnership power or corporate power, as applicable, and authority to carry on its business as now being conducted.

Section 5.2 Authority. Each of Parent and Sub has the requisite limited partnership power or corporate power, as the case may be, and authority to execute and deliver this Agreement and to perform its obligations hereunder and consummate the Merger and the other transactions contemplated hereby. The execution, delivery and performance of this Agreement by Parent and Sub and the consummation by each of Parent and Sub of the Merger and of the other transactions contemplated hereby have been duly authorized by all necessary limited partnership action or corporate action, as the case may be, on the part of each of Parent and Sub other than the adoption of this Agreement by Parent in its capacity as sole stockholder of Sub, which adoption Parent shall effect on the date hereof immediately following the execution hereof. This Agreement has been duly executed and delivered by each of Parent and Sub and (assuming the valid authorization, execution and delivery of this Agreement by the Company) constitutes a valid and binding obligation of each of Parent and Sub enforceable against each of them in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity (regardless of whether considered in a proceeding in equity or at law).

Section 5.3 Consents and Approvals; No Violations. Except (a) for filings, permits, authorizations, consents and approvals set forth in Item 4.5 of the Company Letter or as may be required under, and other applicable requirements of, the Exchange Act, the HSR Act, the DGCL, the rules and regulations of the NYSE, state securities laws, foreign and supranational laws relating to antitrust and anticompetition clearances, and (b) as may be required in connection with the Taxes described in Section 7.7, neither the execution, delivery or performance of this Agreement by Parent and Sub nor the consummation by Parent and Sub of the transactions contemplated hereby will (i) result in any breach of any provision of the respective certificate of incorporation or by-laws of Parent or Sub, (ii) require Parent or Sub to make any notice to, or filing with, or permit, authorization, consent or approval of, any Governmental Entity, (iii) result in a breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, or result in a loss of benefit under, any of the terms, conditions or provisions of any Contract to which Parent or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound, (iv) violate any law, order, writ, injunction, judgment, decree, statute, rule or regulation applicable to Parent, any of its Subsidiaries or any of their properties or assets or (v) require Parent or any of its Subsidiaries (including Sub) to make any payment to any third Person.

Section 5.4 Information Supplied. None of the information supplied or to be supplied by Parent or Sub or any of their representatives specifically for inclusion or incorporation by reference in the Proxy Statement will, at the time the Proxy Statement is first mailed to the Company’s stockholders or at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent or Sub with respect to statements made or incorporated by reference therein based on information supplied by the Company or any of its representatives specifically for inclusion or incorporation by reference therein.

Section 5.5 Litigation. There is no suit, claim, action, arbitration, proceeding or investigation pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries (including Sub) that would reasonably be expected to prevent or materially impair or delay the consummation of the Merger or any of the other transactions contemplated hereby. None of Parent or any of its Subsidiaries (including Sub) is subject to or bound by any outstanding judgment, settlement, order, writ, injunction, award or decree that would reasonably be expected to prevent or materially delay or impede the consummation of the Merger or any of the other transactions contemplated hereby.

Section 5.6 Capitalization of Sub; Operations of Parent and Sub. The authorized capital stock of Sub consists solely of 1,000 shares of Common Stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly-owned Subsidiary of Parent. Neither Parent nor Sub has conducted any business prior to the date hereof and neither Parent nor Sub has, and prior to the Effective Time will not have any, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement, including the Financing.

Section 5.7 Financing.

(a) Parent has delivered to the Company true and complete copies of (i) executed commitment letters from each Equity Provider to provide equity financing in an aggregate amount set forth therein (the “Equity Funding Letters”) and (ii) executed commitment letters (the “Debt Commitment Letters”, and, together with the Equity Funding Letters, the “Financing Letters”) from Citigroup Global Markets Inc., Credit Suisse Cayman

Islands Branch, Credit Suisse Securities (USA) LLC, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., Goldman Sachs Credit Partners L.P., HSBC Bank USA, National Association, HSBC Securities (USA) Inc., Lehman Commercial Paper Inc., Lehman Brothers Commercial Bank, Lehman Brothers Inc. and Merrill Lynch Capital Corporation to provide debt financing in an aggregate amount set forth therein (being collectively referred to as the “Debt Financing,” and together with the financing referred to in clause (i) being collectively referred to as the “Financing”). Other than as permitted pursuant to Section 7.11(a), none of the Equity Funding Letters or Debt Commitment Letters has been amended or modified, no such amendment or modification is contemplated, and the respective commitments contained in such letters have not been withdrawn or rescinded in any respect. Parent or Sub has fully paid any and all commitment fees or other fees in connection with the Equity Funding Letters and the Debt Commitment Letters that are payable on or prior to the date hereof and the Equity Funding Letters and the Debt Commitment Letters (or, if applicable, any alternative debt commitment letters entered into pursuant to Section 7.11(a)) are in full force and effect and are the valid, binding and enforceable obligations of Parent and Sub and, to the Knowledge of Parent, the other parties thereto. Subject to Section 7.11(c) and Section 7.14, one or more of the Debt Commitment Letters may, in accordance with the provisions of this Agreement, be superseded at the option of Parent after the date of this Agreement but prior to the Effective Time by instruments (the “New Debt Commitment Letters”) replacing existing Debt Commitment Letters, provided that the terms of the New Debt Commitment Letters shall not (A) expand upon the conditions precedent to the Debt Financing set forth in the Debt Commitment Letters as of the date hereof or (B) materially delay the Closing. In such event, the term “Debt Commitment Letters” as used herein shall be deemed to include the Debt Commitment Letters that are not so superseded at the time in question and the New Debt Commitment Letters to the extent then in effect. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as set forth in or expressly contemplated by the Equity Funding Letters or the Debt Commitment Letters. Assuming the Financing is funded and assuming the accuracy of the representations and warranties set forth in Section 4.3, the net proceeds contemplated by the Equity Funding Letters and the Debt Commitment Letters will in the aggregate be sufficient for Sub and the Surviving Corporation to pay the Aggregate Merger Consideration (and any other repayment or refinancing of debt contemplated by this Agreement or the Equity Funding Letters or the Debt Commitment Letters) and any other amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement and to pay all related fees and expenses. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of Parent or Sub under the Equity Funding Letters or the Debt Commitment Letters, and, as of the date of this Agreement, Parent does not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Parent or Sub on the date of the Closing.

(b) Neither Parent, Sub nor any member of the Equity Provider Group has (i) retained any financial advisor on an exclusive basis other than (A) financial advisors to which the Strategic Review Committee or the Company has consented (which consent shall not be unreasonably withheld, delayed or conditioned) and (B) Affiliates of any member of the Equity Provider Group or (ii) entered into any Contract with any bank or investment bank or other potential provider of debt or equity financing on an exclusive basis (or otherwise on terms that would prohibit such provider from providing or seeking to provide such financing to any third party in connection with a transaction relating to the Company or its Subsidiaries), in the case of clauses (i) and (ii), in connection with the Merger or the other transactions contemplated hereby, except, in the case of clause (ii), for such actions taken after the No-Shop Period Start Date to the extent permitted pursuant to the second sentence of Section 7.11(c). Neither Parent, Sub nor any member of the Equity Provider Group has caused or induced any Person to take any action that, if taken by Parent, Sub or any member of the Equity Provider Group, would be a breach of, or would cause to be untrue, any of the representations in this Section 5.7(b).

Section 5.8 Limited Guarantees. Concurrently with the execution of this Agreement, Parent has caused the Guarantors to deliver to the Company duly executed Limited Guarantees. Each Limited Guarantee is in full force and effect and is the valid, binding and enforceable obligation of the applicable Guarantor, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of such Guarantor under such Limited Guarantee.

Section 5.9 Brokers. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Sub for which the Company could have any liability prior to the Closing.

Section 5.10 Solvency. As of the Effective Time, assuming (i) satisfaction of the conditions to Parent’s and Sub’s obligation to consummate the Merger, or waiver of such conditions, (ii) the accuracy of the representations and warranties of the Company set forth in Article IV hereof (for such purposes, such representations and warranties shall be true and correct in all material respects without giving effect to any “knowledge”, materiality or “Material Adverse Effect” qualification or exception), and (iii) estimates, projections or forecasts provided by the Company to Parent prior to the date hereof have been prepared in good faith on assumptions that were and continue to be reasonable, and after giving effect to the transactions contemplated by this Agreement, including the Financing, and the payment of the Aggregate Merger Consideration, any other repayment or refinancing of existing indebtedness contemplated in this Agreement or the Financing Letters, payment of all amounts required to be paid in connection with the consummation of the transactions contemplated hereby, and payment of all related fees and expenses, each of Parent and the Surviving Corporation will be Solvent as of the Effective Time and immediately after the consummation of the transactions contemplated hereby.

Section 5.11 Customers and Strategic Partners. Neither Parent, Sub nor any member of the Equity Provider Group has entered into any Contract with any Material Customer existing on the date hereof or any strategic partner of the Company or any of its Subsidiaries (including any Person that has an ownership interest in a Specified Alliance) existing on the date hereof on an exclusive basis (or otherwise on terms that would materially impair the ability of any other Person to make or consummate a Takeover Proposal) relating to the transactions contemplated by this Agreement. Neither Parent, Sub nor any member of the Equity Provider Group has caused or induced any Person to take any action that, if taken by Parent, Sub or any member of the Equity Provider Group, would be a breach of, or would cause to be untrue, any of the representations in this Section 5.11. For purposes of this Section 5.11 and Section 7.14, a Contract with a Material Customer or strategic partner is exclusive with respect to the transactions contemplated by this Agreement only if by its terms such Contract relates to the transactions contemplated by this Agreement and is entered into outside the ordinary course of business and in such Contract the Material Customer or strategic partner agrees to treat Parent, Sub and its Affiliates more favorably than any other Person or group of Persons seeking to make a Takeover Proposal.

Section 5.12 Tax Matters. During the two-year period prior to the Distribution Date, there was no “agreement, understanding, arrangement or substantial negotiations” regarding the transactions contemplated by this Agreement or any transaction to which such contemplated transactions are “similar”, in each case within the meaning of Treas. Reg. § 1.355-7.

ARTICLE VI

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 6.1 Conduct of Business by the Company Pending the Merger. Except as (x) required by applicable law, (y) expressly contemplated by this Agreement (including as permitted or required by Section 7.10) or (z) otherwise set forth on Item 6.1 of the Company Letter, during the period from the date of this Agreement until the Effective Time (or such earlier date on which this Agreement may be terminated) the Company shall, and shall cause each of its Subsidiaries to, carry on its business in all material respects in the ordinary course consistent with past practice. To the extent consistent with the foregoing, the Company and its Subsidiaries shall use their respective reasonable best efforts to preserve their business organizations intact and maintain existing relations and goodwill with Governmental Entities, alliances, customers, suppliers, employees and business associates. Without limiting the generality of the foregoing, and except as (x) required by applicable law, (y) expressly contemplated by this Agreement (including as permitted or required by Section 7.10) or (z) otherwise set forth in Item 6.1 of the Company Letter, during such period, the Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned):

(a) (i) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock or equity interests, except for dividends by a wholly-owned Subsidiary of the Company to its parent and quarterly dividends made by the Company in an amount not to exceed $0.03 per Share per quarter with record dates and payment dates consistent with the Company’s past practice for the comparable quarter; provided that no quarterly dividend will be paid with respect to the quarter in which the Effective Time occurs if the payment date would be after the Effective Time, or (ii) other than in the case of wholly-owned Subsidiaries, split, combine or reclassify any of its capital stock or equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or equity interests or redeem, purchase or otherwise acquire any of its capital stock or equity interests, except for the repurchase of Shares at then current market prices (A) pursuant to the Company Stock Purchase Plan to the extent permitted pursuant to Section 7.2(c), (B) in connection with the delivery or award of Restricted Stock awarded in accordance with Item 6.1 of the Company Letter or (C) to satisfy the Company’s obligation to deliver Shares upon the exercise of Company Stock Options outstanding on the date hereof;

(b) issue, deliver, sell, pledge, grant, transfer or otherwise encumber any shares of its capital stock or equity interests, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares or interests, voting securities or convertible securities, other than (i) the issuance of Shares pursuant to Company Stock Options outstanding as of the date hereof previously issued under the Company Stock Plans, (ii) the issuance of Shares pursuant to the Chase Warrant, (iii) the issuance of any shares of capital stock or equity interests to the Company or any wholly-owned Subsidiary of the Company, and (iv) the delivery and sale of Shares under the Company Stock Purchase Plan to the extent permitted by Section 7.2(c);

(c) amend the Certificate of Incorporation or By-laws of the Company or other similar organizational documents of any of its Significant Subsidiaries;

(d) other than transactions that would be permissible under clause (e) below, acquire (by merger, consolidation, purchase of stock or assets or otherwise), or agree to so acquire any entity, business or assets that constitute a business or division of any Person having a purchase price in excess of $25 million individually or $50 million in the aggregate;

(e) make or agree to make any capital expenditure (including customer conversion costs and customer signing bonuses), other than (i) with respect to each quarter, capital expenditures for such quarter not in excess of the amount contemplated by the capital budget of the Company described in Item 6.1 of the Company Letter (and in the case of January 2008, if applicable, capital expenditures in an amount not to exceed the amount of capital expenditures by the Company in January 2007 plus 1%) and (ii) to the extent available based on the principles set forth in Item 6.1 of the Company Letter, up to an aggregate amount of $10 million;

(f) sell, lease, license, encumber or otherwise dispose of (by merger, consolidation, sale of stock or assets or otherwise), or agree to sell, lease, license, encumber or otherwise dispose of, any entity, business or assets having a current value in excess of $50 million in the aggregate;

(g) repurchase, prepay, defease, cancel, acquire, incur, guarantee or endorse or otherwise become responsible for (whether directly or indirectly, contingently or otherwise) or modify any Indebtedness, except for Indebtedness incurred, guaranteed or repaid in the ordinary course of business consistent with past practice (i) under the Company’s existing revolving credit facility or the extension or refinancing thereof, (ii) under commercial paper borrowings, (iii) to refinance Indebtedness as such Indebtedness matures and using commercially reasonable efforts to obtain comparable terms and conditions; provided that any refinancing shall not contain any new prepayment penalties, (iv) by drawing under outstanding letters of credit; or (v) to finance any acquisition listed on Item 6.1 of the Company Letter or permitted under Section 6.1(d); provided that no such action otherwise permitted by clause (i) through (v) shall be taken if it would reasonably be expected to impede in any material respect the Debt Financing or cause a breach of any provisions of the Debt Commitment Letters or cause any condition set forth in the Debt Commitment Letters not to be satisfied;

(h) other than in the ordinary course of business, make any loans, advances or capital contributions to, or investments in, any other Person (other than the Company or any Subsidiary of the Company) in excess of $1 million in the aggregate;

(i) except as required pursuant to any Benefit Plan or permitted by clause (b): (A) increase the salary or wages payable or to become payable to its directors, executive officers or employees, except for increases required under any employment agreement existing on the date hereof that has been made available to Parent prior to the date hereof and except for increases for employees (other than executive officers) of the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice; (B) enter into any employment, change in control or severance arrangement with any director, executive officer or employee, except in the case of employees (other than executive officers) of the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice or (C) establish, adopt, enter into or amend in any material respect any Benefit Plan;

(j) except as may be required by GAAP or as a result of a change in law, make any material change in its principles, practices, procedures and method of accounting;

(k) other than in the ordinary course of business consistent with past practice, (i) make any material Tax election, (ii) enter into any settlement or compromise of any material Tax liability, (iii) surrender any right to claim a material Tax refund or (iv) change any method of tax accounting or any tax accounting period;

(l) settle, release, waive or compromise any pending or threatened suit, action, claim, arbitration, mediation, inquiry, proceeding or investigation of or against the Company or any of its Subsidiaries (A) for an amount in excess of $15 million in the aggregate, (B) entailing the incurrence of (1) any obligation or liability of the Company in excess of such amount, including costs or revenue reductions, (2) obligations that would impose any material restrictions on the business or operations of the Company or its Subsidiaries, or (C) that is brought by any current, former or purported holder of any capital stock or debt securities of the Company or any Subsidiary relating to the transactions contemplated by this Agreement;

(m) merge or consolidate the Company or any of its Subsidiaries with and into any other Person, other than, in the case of any Subsidiary of the Company, to effect any acquisition permitted by clause (d) or any disposition permitted by clause (f);

(n) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries;

(o) except to the extent permitted by any other clause of this Section 6.1, (A) enter into any Contract to provide services which the Company expects would result in revenue (excluding pass-through revenues (i.e., postage, other reimbursables and debit network fees)) to the Company or any of its Subsidiaries of $15,000,000 or more on an annual basis (B) enter into, terminate (other than at the end of a term) or materially amend in a manner adverse to the Company or any of its Subsidiaries any Material Contract or Contract that, if in effect on the date hereof, would have been a Material Contract, or (C) waive any material default under, or release, settle or compromise any material claim against the Company or liability or obligation owing to the Company under any Material Contract;

(p) fail to maintain in full force and effect material insurance policies covering the Company and its Subsidiaries and their respective properties, assets and businesses in a form and amount consistent with past practice unless the Company determines in its reasonable commercial judgment that the form or amount of such insurance should be modified; or

(q) authorize, agree or commit to do any of the foregoing.

Section 6.2 Solicitation; Change in Recommendation.

(a) During the period beginning on the date of this Agreement and continuing until 12:01 a.m. (New York City time) on the 51st day following the date of this Agreement (the “No-Shop Period Start Date”), the Company and its Subsidiaries and their respective officers, directors, employees, agents, advisors and other representatives (such Persons, together with the Subsidiaries of the Company, collectively, the “Company Representatives”) shall have the right to: (i) initiate, solicit, facilitate and encourage Takeover Proposals, including by way of providing access to non-public information to any other Person or group of Persons pursuant to an Acceptable Confidentiality Agreement; provided that the Company shall promptly make available to Parent and Sub any material non-public information concerning the Company or its Subsidiaries that is made available to any Person given such access which was not previously made available to Parent and Sub; and (ii) enter into and maintain or continue discussions or negotiations with respect to Takeover Proposals or otherwise cooperate with or assist or participate in, or facilitate any inquiries, proposals, discussions or negotiations regarding a Takeover Proposal. For purposes of this Agreement, “Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement (it being understood and agreed that such confidentiality agreement need not prohibit the making or amendment of any Takeover Proposal). From the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article IX, the Company shall use commercially reasonable efforts (it being understood such efforts do not include an obligation to commence litigation) to enforce the employee non-solicit/no-hire provisions of any confidentiality agreement entered into with any Person whether prior to, on or after the date of this Agreement and the provision thereof requiring the other party thereto to keep confidential any proprietary, confidential information about the Company obtained by such Person pursuant to such confidentiality agreement (it being understood that the Company may provide any consent and grant any approval contemplated by any such confidentiality agreement).

(b) Except as permitted by this Section 6.2 and except as may relate to any Excluded Party, the Company and its Subsidiaries and their respective directors and officers shall, and the Company shall use its reasonable best efforts to cause the other Company Representatives, to (i) on the No-Shop Period Start Date, immediately cease any discussions or negotiations with any Persons that may be ongoing with respect to a Takeover Proposal; and (ii) from the No-Shop Period Start Date until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article IX, not (A) solicit, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information other than in the ordinary course of business) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to result in, a Takeover Proposal or (B) engage in, continue or otherwise participate in any discussions or negotiations regarding a Takeover Proposal. No later than two Business Days after the No-Shop Period Start Date, the Company shall notify Parent in writing of the number of Excluded Parties and the Company shall provide to Parent (within such two Business Day time frame), at the Company’s option, either (1) a copy of any Takeover Proposal from an Excluded Party (which, at the option of the Company, may be redacted to remove the identity of the Excluded Party) or (2) a written summary of the material terms of any Takeover Proposal from an Excluded Party (it being understood that such material terms do not have to include the identity of the Excluded Party).

(c) Notwithstanding anything to the contrary contained in Section 6.2(b) but subject to the last sentence of this Section 6.2(c), if, at any time on or after the No-Shop Period Start Date and prior to obtaining the Company Stockholder Approval, the Company or any of the Company Representatives receives a written Takeover Proposal by any Person or group of Persons, which Takeover Proposal was made on or after the No-Shop Period Start Date, (A) the Company and Company Representatives may contact such Person or group of Persons to clarify the terms and conditions thereof and (B) if the Company Board or any committee thereof determines in good faith (i) after consultation with a financial advisor of nationally recognized reputation, such as Morgan Stanley or Evercore, that such Takeover Proposal constitutes or could reasonably be expected to lead to a Superior Proposal and (ii) after consultation with outside legal counsel, that failure to take such action could be inconsistent with its fiduciary duties under applicable law, the Company and Company Representatives may (x) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and its Subsidiaries to the Person or group of Persons who has made such Takeover Proposal and (y) engage in or otherwise participate in discussions and negotiations regarding such Takeover Proposal. From and after the No-Shop Period Start Date, the Company shall promptly advise Parent of the receipt by the Company of any Takeover Proposal made on or after the No-Shop Period Start Date or any request for non-public information made by any Person or group of Persons that has informed the Company it is considering making a Takeover Proposal or any request for discussions or negotiations with the Company or the Company Representatives relating to a Takeover Proposal (in each case within 48 hours of receipt thereof), and the Company shall provide to Parent (within such 48 hour time frame), at the Company’s option, either (i) a copy of any such Takeover Proposal made in writing provided to the Company or any of its Subsidiaries (which, at the option of the Company, may be redacted to remove the identity of the Person or group of Persons making the Takeover Proposal) or (ii) a written summary of the material terms of such Takeover Proposal (it being understood that such material terms do not have to include the identity of the Person or group of Persons making the Takeover Proposal). Following the No-Shop Period Start Date, the Company shall keep Parent informed on a prompt basis of any material change to the terms and conditions of any Takeover Proposal (which, for the avoidance of doubt, includes any amendment or modification to any Takeover Proposal made by an Excluded Party). The Company agrees that it and its Subsidiaries will not enter into any confidentiality agreement with any Person subsequent to the date hereof which prohibits the Company from providing such information to Parent. Notwithstanding the foregoing, the parties agree that, notwithstanding the commencement of the obligations of the Company under Section 6.2(b) on the No-Shop Period Start Date, the Company may continue to engage in the activities described in clause (i) and/or (ii) of Section 6.2(a) with respect to any Excluded Parties on and after the No-Shop Period Start Date, including with respect to any amended or revised proposal submitted by such Excluded Parties on or after the No-Shop Period Start Date, and this Section 6.2(c) shall not apply with respect thereto; provided that to the extent set forth therein, the provisions of Section 6.2(f) shall apply.

(d) For purposes of this Agreement, “Takeover Proposal” means any proposal or offer, on its most recently amended and modified terms, from any Person or group of Persons (other than Parent and its Affiliates) relating to any direct or indirect acquisition or purchase of 15% or more of the consolidated assets (including equity securities of the Subsidiaries of the Company) or consolidated revenues of the Company and its Subsidiaries or 15% or more of the Shares then outstanding, any tender offer or exchange offer that if consummated would result in any Person beneficially owning 15% or more of the Shares then outstanding, and any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company that if consummated would result in holders of Shares immediately prior to such transaction owning less than 85% of the outstanding voting power of the Company or the resulting parent entity of the Company immediately following such transaction, other than the transactions contemplated by this Agreement. For purposes of this Agreement, a “Superior Proposal” means any Takeover Proposal, on its most recently amended and modified terms (with all percentages in the definition of Takeover Proposal changed to 50%), that is on terms that the Company Board or any committee thereof determines in its good faith judgment (after consultation with a financial advisor of nationally recognized reputation, such as Morgan Stanley or Evercore) would, if consummated, be more favorable to the Company’s stockholders from a financial point of view than the transactions contemplated hereby (x) after taking into account the likelihood and timing of consummation (as compared to the transactions contemplated hereby) and (y) after taking into account all material legal, financial (including the financing terms of any such Takeover Proposal), regulatory or other aspects of such Takeover Proposal.

(e) Except as set forth in this Section 6.2, neither the Company Board nor any committee thereof shall (i) withdraw or modify, or propose publicly to withdraw or modify in a manner adverse to Parent, the Company Recommendation; (ii) approve or recommend, or propose publicly to approve or recommend, any Takeover Proposal (any of the actions referred to in the foregoing clauses (i) and (ii), whether taken by the Company Board or a committee thereof, an “Adverse Recommendation Change”); or (iii) cause or allow the Company or any of its Subsidiaries to enter into any letter of intent, acquisition agreement or any similar agreement or understanding (other than an Acceptable Confidentiality Agreement) to implement a Takeover Proposal.

(f) (i) Notwithstanding anything to the contrary in this Agreement, at any time prior to obtaining the Company Stockholder Approval, if the Company has received a Takeover Proposal that has not been withdrawn or abandoned and that the Company Board or any committee thereof concludes in good faith constitutes a Superior Proposal after giving effect to all of the adjustments which may be offered by Parent pursuant to clause (2) below, if applicable, the Company Board or any committee thereof may (x) make an Adverse Recommendation Change and/or (y) terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal if the Company Board or any committee thereof determines in good faith, after consultation with outside counsel, that failure to do so would be inconsistent with its fiduciary duties under applicable law; provided, however, if the Adverse Recommendation Change pursuant to the foregoing clause (x) and/or termination of this Agreement pursuant to the foregoing clause (y) is to be effected, in either case, as the result of receipt by the Company of a Superior Proposal that is not an Excluded Superior Proposal, then the Company Board or a committee thereof may not effect an Adverse Recommendation Change pursuant to the foregoing clause (x) and/or terminate this Agreement pursuant to the foregoing clause (y) unless:

(1) the Company shall have provided prior written notice to Parent and Sub, at least five calendar days in advance (the “Notice Period”), of its intention to effect an Adverse Recommendation Change in response to such Superior Proposal and/or to terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal, which notice shall specify the material terms and conditions of any such Superior Proposal (it being understood that such material terms and conditions do not have to include the identity of the Person or group of Persons making the Superior Proposal), and contemporaneously with providing such notice shall have provided a copy of the relevant proposed transaction agreements with the party making such Superior Proposal and other material documents (provided that such copies of such agreements and other material documents, may exclude the identity of the Person or group of Persons making the Superior Proposal); and

(2) prior to effecting such Adverse Recommendation Change in response to a Superior Proposal and/or terminating this Agreement to enter into a definitive agreement with respect to such Superior Proposal, the Company shall, and shall cause its legal and financial advisors to, during the Notice Period, negotiate with Parent and Sub in good faith (to the extent Parent and Sub desire to negotiate) to make such adjustments to the terms and conditions of this Agreement so that such Takeover Proposal ceases to constitute a Superior Proposal.

In the event that during the Notice Period any revisions are made to the Superior Proposal to which the proviso in this Section 6.2(f)(i) applies and the Company Board or any committee thereof in its good faith judgment determines such revisions are material (it being agreed that any change in the purchase price in such Superior Proposal shall be deemed a material revision), the Company shall be required to deliver a new written notice to Parent and Sub and to comply with the requirements of this Section 6.2(f)(i) with respect to such new written notice, except that the Notice Period shall be reduced to two calendar days.

For purposes of this Agreement, “Excluded Superior Proposal” means any Superior Proposal made at any time by any Excluded Party, provided that the Excluded Party (i) is not (I) a private equity or hedge fund or (II) a Person in which (1) private equity or hedge funds or investors therein who have co-invested therewith, directly or indirectly, as of March 23, 2007 represent 10% or more of the debt or equity financing (excluding debt financing from any commercial bank so long as such commercial bank and its Affiliates are not providing equity financing or debt financing convertible or exchangeable into equity) of such Person or (2) after March 23, 2007, private equity or hedge funds or investors therein who have co-invested therewith, directly or indirectly, provide any additional or new debt or equity financing, and, in the case of each of clause (1) and (2), as to which no private equity or hedge fund, directly or indirectly, has a veto right with respect to the investment and acquisition decisions of such Person or (ii) if the Excluded Party consists of a group of Persons, then (A) Persons representing, directly or indirectly, all of the debt and equity financing (excluding debt financing from any commercial bank so long as such commercial bank and its Affiliates are not providing equity financing or debt financing convertible or exchangeable into equity) of such group are not private equity or hedge funds or investors therein who have co-invested therewith and (B) no private equity or hedge fund or investors therein who have co-invested therewith, directly or indirectly, has a veto right with respect to the investment and acquisition decisions of such group.

(ii) In addition to the rights of the Company Board and any committee thereof under clause (i) of this Section 6.2(f) and notwithstanding anything to the contrary in this Agreement, at any time prior to obtaining the Company Stockholder Approval, the Company Board or any committee thereof may, other than in response to any Takeover Proposal, (x) make an Adverse Recommendation Change and/or (y) terminate this Agreement if the Company Board or any committee thereof determines in good faith, after consultation with outside counsel, that the failure to do so would be inconsistent with its fiduciary duties under applicable law; provided that prior to taking either of the actions set forth in the foregoing clause (x) or clause (y), the Company shall take the actions set forth in clauses (1) and (2) of Section 6.2(f)(i) above as if a Superior Proposal that is not an Excluded Superior Proposal had been received by the Company. No Adverse Recommendation Change shall change the approval of the Company Board for purposes of causing any state takeover statute or other state law to be inapplicable to the transactions contemplated by this Agreement.

(g) Nothing contained in this Agreement shall prohibit the Company or the Company Board or any committee thereof from complying with Rules 14a-9, 14d-9 or 14e-2 promulgated under the Exchange Act or from making any disclosure to the Company’s stockholders if, in the good faith judgment of the Company Board or any committee thereof, after consultation with outside counsel, the failure to do so would be inconsistent with its fiduciary duties under applicable law or is otherwise required under applicable law; provided, however, that neither the Company nor the Company Board (or any committee thereof) shall be permitted to recommend that the Company stockholders tender any securities in connection with any tender or exchange offer (or otherwise approve, endorse or recommend any Takeover Proposal), unless in each case, in connection therewith, the Company Board (or any committee thereof) effects an Adverse Recommendation Change; provided further that any such disclosure (other than a “stop, look and listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed to be an Adverse Recommendation Change unless the Company Board or any committee thereof expressly reaffirms the Company Recommendation at least two Business Days prior to the Stockholders Meeting if Parent has delivered to the Company a written request to so reaffirm at least 48 hours (or if 48 hours is impracticable, as far in advance as is practicable) prior to the time such reaffirmation is to be made.

Section 6.3 Conduct of Business of Parent and Sub Pending the Merger. During the period from the date of this Agreement through the Effective Time, neither Parent nor Sub shall engage in any activity of any nature except actions taken in connection with this Agreement and the Financing, including any syndication or sell down of the Financing (to the extent not prohibited by Article VII).

Section 6.4 No Control of Other Party’s Business. Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent or its Subsidiaries’ operations. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

ARTICLE VII

ADDITIONAL AGREEMENTS

Section 7.1 Employee Benefits.

(a) For a period of not less than two years after the Effective Time, the Surviving Corporation shall provide all individuals who are employees of the Company or any of its Subsidiaries as of the Effective Time (including employees who are not actively at work on account of illness, disability or leave of absence) (the “Retained Employees”), while employed by the Surviving Corporation or its Subsidiaries, with salary, cash incentive compensation opportunities (excluding any equity-based compensation opportunities), pension and welfare benefits and perquisites that are substantially comparable in the aggregate to the salary, cash incentive compensation opportunities (excluding any equity-based compensation opportunities), pension and welfare benefits and perquisites provided to such Retained Employees immediately prior to the Effective Time. Nothing contained in this Section 7.1 shall be deemed to grant any employee any right to continued employment after the Effective Time, ensure a continued amount of commission-based compensation or interfere with the Surviving Corporation’s right or obligation to make such changes as are necessary to conform to applicable law. Parent shall take all necessary action so that each Retained Employee shall after the Effective Time continue to be credited with the unused vacation and sick leave credited to such employee through the Effective Time under the applicable vacation and sick leave policies of the Company and its Subsidiaries, and Parent shall permit or cause the Company, the Surviving Corporation and their Subsidiaries to permit such employees to use such vacation and sick leave in accordance with such policies. Parent shall take all necessary action so that, for all purposes under each employee benefit plan (other than for purposes of benefit accrual under a defined benefit pension plan) maintained by Parent or any of its Subsidiaries in which Retained Employees become eligible to participate as of or after the Effective Time, each such person shall be given credit for all service with the Company and its Subsidiaries recognized by the Company immediately prior to the Effective Time.

(b) Except as otherwise provided in this Section 7.1 or in Section 7.2, nothing in this Agreement shall be interpreted as limiting the power of the Surviving Corporation to amend or terminate any particular Benefit Plan or as requiring the Surviving Corporation to continue (other than as required by its terms) any written Employment Agreement.

(c) Parent shall cause the Surviving Corporation and its Subsidiaries to assume, maintain and honor the bonus and incentive programs for Retained Employees existing as of the Effective Time and to pay to the Retained Employees the bonuses they earn under such programs pursuant to the terms thereof at the end of the applicable bonus determination period that includes the Effective Time. For a period of not less than two years after the Effective Time, Parent shall cause the Surviving Corporation to maintain, without any modification that is adverse to any Retained Employee, the Company Severance/Change in Control Policies.

(d) Parent shall, or shall cause the Company and the Surviving Corporation to, (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Retained Employees and former employees of the Company and its Subsidiaries under any welfare or fringe benefit plan in which such employees and former employees may be eligible to participate after the Effective Time, other than limitations or waiting periods that are in effect with respect to such employees and that have not been satisfied under the corresponding welfare or fringe benefit plan maintained by the Company or its Subsidiaries for the Retained Employees and former employees prior to the Effective Time, and (ii) provide each Retained Employee and former employee with credit under any welfare plans in which such employee or former employee becomes eligible to participate after the Effective Time for any co-payments and deductibles paid by such Retained Employee or former employee for the then current plan year under the corresponding welfare plans maintained by the Company or its Subsidiaries prior to the Effective Time. Immediately following the Effective Time, the parties shall effectuate the necessary amendments to such plans to achieve the intent of this Section 7.1(d).

(e) The parties do not intend for this Agreement to amend any Benefit Plans or the terms of any sub-agreements or sub-plans, terms and conditions, restrictive covenants, or participation requirements thereof, except and to the extent such amendment is explicitly contemplated by the express language of this Agreement.

(f) The parties acknowledge and agree that the consummation of the Merger will be a “Change in Control” under the Company Stock Plans.

(g) Parent, Sub and the Company hereby agree that none of the provisions of this Section 7.1 is intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to enforce any obligations of Parent or the Surviving Corporation contained herein.

Section 7.2 Equity Awards, Company Stock Purchase Plan and Deferred Compensation Plan.

(a) Unless otherwise agreed between Parent and any holder of a Company Stock Option or a Company Stock Unit prior to the Effective Time (but in case of such agreement, only with respect to such Company Stock Options or Company Stock Units held by such person and only to the extent permitted by applicable law), the Company shall take all actions necessary to ensure that, at the Effective Time, each Company Stock Option and Company Stock Unit then outstanding, whether or not then exercisable or vested, shall be cancelled by the Company in consideration for which the holder thereof shall thereupon be entitled to receive promptly after the Effective Time, a cash payment in respect of such cancellation from the Company in an amount (if any) equal to (i) the product of (x) the number of shares of Company Common Stock subject to such Company Stock Option or Company Stock Unit, as applicable, and (y) in the case of each Company Stock Option, the excess, if any, of the Merger Consideration over the exercise price per share of Company Common Stock subject to such Company Stock Option and, in the case of each Company Stock Unit, the Merger Consideration, minus (ii) all applicable federal, state and local Taxes required to be withheld by the Surviving Corporation. The Company shall, to the extent permitted by law, reduce its estimated tax payments due by taking into account, for purpose of the calculation of such payments, all deductions the Company will, upon the closing of the Merger, be entitled to take in respect of any Company Stock Options that are exercised prior to the Effective Time, Restricted Stock that vests as a result of the Merger, and all cash paid in respect of Company Stock Options and Company Stock Units that are canceled in accordance with this Agreement.

(b) The Company (acting through the Company Board or any committee thereof administering the applicable Company Stock Plan) shall take all necessary actions to ensure that all unvested Restricted Stock vests immediately prior to the consummation of the Merger. Such Shares shall be considered outstanding for all purposes of this Agreement, including, if applicable, the right to receive the Merger Consideration in accordance with Article III of this Agreement.

(c) Effective as of April 1, 2007; the Company shall suspend all rights to purchase shares of Company Common Stock under the Company Stock Purchase Plan; provided that the Company may honor purchase elections made prior to April 1, 2007 with respect to purchases to be made at the end of the first quarter of 2007 in accordance with the terms of the Company Stock Purchase Plan and at the end of the second quarter of 2007 in accordance with the terms of the Company Stock Purchase Plan provided that the Company may only honor such elections by delivery of shares of Common Stock issued and outstanding as of the Capitalization Date which are purchased on the open market for such purpose. The Company shall terminate the Company Stock Purchase Plan as of the Effective Time.

Section 7.3 Stockholder Approval; Preparation of Proxy Statement.

(a) Subject to the terms and conditions of this Agreement, including Section 7.3(b), the Company shall, as soon as practicable after the Proxy Statement is cleared by the SEC for mailing to the Company’s stockholders, duly call, give notice of, convene and hold a meeting of its stockholders (including any adjournment or postponement thereof, the

“Stockholders Meeting”) for the purpose of obtaining the adoption of this Agreement by the Company Requisite Vote (the “Company Stockholder Approval”); provided, however, that the Company shall not be required to hold the Stockholders Meeting if the Company Board or any committee thereof, after consultation with outside counsel, reasonably believes that holding the Stockholders Meeting would be inconsistent with its fiduciary duties under applicable law. The Company shall, through the Company Board or any committee thereof, but subject to the right of the Company Board or any committee thereof to make an Adverse Recommendation Change pursuant to Section 6.2(f)(i) or Section 6.2(f)(ii), recommend to its stockholders that the Company Stockholder Approval be given (the “Company Recommendation”) and shall include the Company Recommendation in the Proxy Statement, and, unless there has been an Adverse Recommendation Change, the Company shall take all reasonable lawful action to solicit the Company Stockholder Approval. Notwithstanding anything to the contrary contained in this Agreement, the obligation of the Company to call, give notice and hold the Stockholders Meeting shall not be limited or otherwise affected by an Adverse Recommendation Change unless this Agreement is terminated in accordance with its terms.

(b) The Company shall prepare (with the assistance of Parent) and file a preliminary Proxy Statement as soon as practicable following the date hereof with the SEC and shall use its reasonable efforts to respond (with the assistance of Parent) to any comments of the SEC or its staff, and, to the extent permitted by law, to cause the Proxy Statement to be mailed to the Company’s stockholders as promptly as practicable after responding to all such comments to the satisfaction of the staff; provided that the Company shall not be required to mail the Proxy Statement prior to the No-Shop Period Start Date. The Company shall notify Parent promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information and will supply Parent with copies of all correspondence between the Company or any of the Company Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement or the transactions contemplated by this Agreement. If at any time prior to the Stockholders Meeting there shall occur any event that should be set forth in an amendment or supplement to the Proxy Statement, the Company shall promptly prepare (with the assistance of Parent) and mail to its stockholders such an amendment or supplement, in each case to the extent required by applicable law. Parent shall cooperate with the Company in the preparation of the Proxy Statement or any amendment or supplement thereto. Notwithstanding anything to the contrary stated above, prior to filing or mailing the Proxy Statement or filing any other required filings (or, in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company shall provide Parent with an opportunity to review and comment on such document or response and shall include in such document or response comments reasonably proposed by Parent.

Section 7.4 Access to Information. Upon reasonable notice and subject to the terms of the Confidentiality Agreement, dated February 19, 2007, between the Company and KKR, as the same may be amended, supplemented or modified (the “Confidentiality Agreement”), the Company shall, and shall cause each of its Subsidiaries to, afford to Parent and Representatives of KKR (as defined in the Confidentiality Agreement), reasonable access, during normal business hours during the period prior to the Effective Time, to all their respective properties, books, contracts, commitments and records, and during such period, the Company shall (and shall cause each of its Subsidiaries to) make available to Parent (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of the federal or state securities laws or the federal Tax laws, and (b) all other information and documents concerning its business, properties and personnel as Parent may reasonably request; provided, however, that such access and information shall only be provided to the extent that in the reasonable good faith judgment of the Company, after consultation with legal counsel, such access or the provision of such information would not violate applicable law; provided, further, that the foregoing shall not require the Company (i) to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company would result in the disclosure of any trade secrets of third Persons or violate any of its obligations with respect to confidentiality if the Company shall have used reasonable efforts to obtain the consent of such third Person to such inspection or disclosure and such consent was not obtained or (ii) to disclose any privileged information of the Company or any of its Subsidiaries so long as the Company has taken all reasonable steps to permit inspection of or to disclose information described in this clause (ii) on a basis that does not compromise the Company’s or such Subsidiary’s privilege with respect thereto. The parties shall seek appropriate substitute disclosure arrangements under circumstances in which the proviso to the immediately proceeding sentence applies. All requests for information made pursuant to this Section 7.4 shall be directed to such Person as may be designated by the Strategic Review Committee. In no event shall the Company be required to supply to Parent, or Parent’s officers, employees, accountants, counsel or other representatives, any information relating to indications of interest from, or discussions with, any other potential acquirors of the Company, except to the extent necessary for use in the Proxy Statement or as required by Section 6.2. In the event of a termination of this Agreement for any reason, Parent shall promptly return or destroy, or cause to be returned or destroyed, all nonpublic information so obtained from the Company or any of its Subsidiaries and any copies made of such documents for Parent. Parent shall hold, and shall cause Representatives of KKR (as defined in the Confidentiality Agreement) to hold, all information received from the Company or any of its Subsidiaries or their respective representatives, directly or indirectly, in confidence in accordance with the Confidentiality Agreement. No investigation by any of the parties or their respective Representatives shall affect the representations, warranties, covenants, or agreements of the other parties set forth herein.

Section 7.5 Fees and Expenses.

(a) Except as provided below in this Section 7.5, Section 7.11(b) and Section 7.11(d), all fees and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

(b) The Company shall pay, or cause to be paid, by wire transfer of same day funds as directed by Parent (x) the Termination Fee or (y) the Parent Expenses up to a maximum amount not to exceed $40 million, under the circumstances and at the times set forth as follows:

(i) if Parent terminates this Agreement under Section 9.1(d), the Company shall pay the Termination Fee as promptly as reasonably practicable (and, in any event, within two Business Days following such termination);

(ii) if the Company terminates this Agreement under Section 9.1(e)(i) or Section 9.1(e)(ii), the Company shall pay the Termination Fee on the date of such termination;

(iii) if the Company or Parent terminates this Agreement under Section 9.1(b)(i) or 9.1(b)(iii) and, in the case of a termination under Section 9.1(b)(i), after the date hereof and prior to such termination or, in the case of a termination under Section 9.1(b)(iii), after the date hereof and prior to the Stockholders Meeting, a written Takeover Proposal shall have been made to the Company or publicly announced by any Person or group of Persons or any Person or group of Persons shall have publicly announced that it or they will make a Takeover Proposal and, in each case, such Takeover Proposal shall not have been withdrawn or abandoned by such Person or group of Persons or rejected by the Company, which rejection shall have been made publicly if such Takeover Proposal or such intent to make a Takeover Proposal was made publicly (provided that in the case of a rejection by the Company of such Takeover Proposal, the Company does not enter into a definitive agreement providing for a Takeover Proposal and a Takeover Proposal is not consummated (with all percentages in the definition of Takeover Proposal changed to 50%) with such Person or group of Persons within 12 months after the date of termination), in the case of a termination under Section 9.1(b)(i), prior to such termination or, in the case of a termination under Section 9.1(b)(iii), no later than 3 Business Days prior to the Stockholders Meeting, then (A) the Company shall pay the Parent Expenses on the date of such termination and (B) if, within twelve months after such termination, the Company shall enter into a definitive agreement providing for a Takeover Proposal (with all percentages in the definition of Takeover Proposal changed to 50%) or a Takeover Proposal (with all percentages in the definition of Takeover Proposal changed to 50%) shall be consummated, the Company shall pay the Termination Fee, less the amount of any Parent Expenses previously paid, concurrently with the earlier of the entering into of such definitive agreement or the consummation of such Takeover Proposal; and

(iv) if Parent terminates this Agreement under Section 9.1(c) as a result of a willful breach by the Company of this Agreement if at the time of such termination there is no state of facts or circumstances that would cause the conditions set forth in Section 8.1 not to be satisfied on or prior to the Termination Date (other than any state of facts or circumstances that would permit Parent to terminate this Agreement under Section 9.1(c)), the Company shall pay the Parent Expenses on the date of such termination.

(c) In the event that this Agreement is terminated by the Company pursuant to:

(i) Section 9.1(f)(i) due to any breach of Section 5.7(b), 5.11, 7.11(c) or 7.14 if at the time of such termination there is no state of facts or circumstances that would cause the conditions set forth in Section 8.1 not to be satisfied on or prior to the Termination Date (other than any state of facts or circumstances that would permit the Company to terminate this Agreement under Section 9.1(f)(i)), then Parent shall pay or cause to be paid $700 million (the “Parent Termination Fee”) to the Company or as directed by the Company as promptly as reasonably practicable (and, in any event, within two Business Days following such termination), in each case by wire transfer of same day funds;

(ii) Section 9.1(f)(ii), then Parent shall pay or cause to be paid the Parent Termination Fee to the Company or as directed by the Company as promptly as reasonably practicable (and, in any event, within two Business Days following such termination), in each case by wire transfer of same day funds; and

(iii) Section 9.1(f)(i) due to a willful breach by Parent or Sub of this Agreement (other than a breach for which the Company receives a Parent Termination Fee pursuant to clause (i) of this Section 7.5(c)) if at the time of such termination there is no state of facts or circumstances that would cause the conditions set forth in Section 8.1 not to be satisfied on or prior to the Termination Date (other than any state of facts or circumstances that would permit the Company to terminate this Agreement under Section 9.1(f)(i)), then Parent shall pay the Company Expenses to the Company or as directed by the Company up to $40 million on the date of such termination by wire transfer of same day funds (it being understood that if the Company receives a Parent Termination Fee pursuant to Section 7.5(c)(ii), it shall not be entitled to receive the Company Expenses under this clause (iii) of Section 7.5(c)).

(d) Each of Parent, Company and Sub acknowledges that the agreements set forth in this Section 7.5 are an integral part of the transactions contemplated by this Agreement, and that without these agreements, the other party would not enter into this Agreement; accordingly, if the Company or Parent, as the case may be, fails to timely pay any amount due pursuant to this Section 7.5, and, in order to obtain the payment, Parent or the Company, as the case may be, commences a suit which results in a judgment against the other party for the payment set forth in this Section 7.5, such paying party shall pay the other party its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount at the prime rate of Citibank N.A. in effect on the date such payment was required to be made through the date of payment.

(e) Notwithstanding anything to the contrary in this Agreement, in the event of a termination of this Agreement in connection with which a Termination Fee is payable to the Person so directed by Parent or, in the case of Section 7.5(b)(iv), the Parent Expenses are payable to the Person so directed by Parent, payment of such Termination Fee or Parent Expenses, as the case may be, from the Company pursuant to this Section 7.5 shall be the sole and exclusive remedy of Parent and its Subsidiaries and Affiliates against the Company, its Subsidiaries and any of their respective former, current, or future general or limited partners, stockholders, managers, members, directors, officers, Affiliates or agents for the loss suffered as a result of the failure of the Merger to be consummated, and upon payment of such amounts, none of the Company, its Subsidiaries or any of their respective former, current, or future general or limited partners, stockholders, managers, members, directors, officers, Affiliates or agents shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement (except that the Company shall also be obligated with respect to Section 7.5(d)).

(f) Notwithstanding anything to the contrary in this Agreement, in the event of a termination of this Agreement in connection with which the Company is entitled to receive a Parent Termination Fee or the Company Expenses, the Company’s right to receive payment of the Parent Termination Fee or the Company Expenses from Parent pursuant to this Section 7.5 or the guarantees thereof pursuant to the Limited Guarantees shall be the sole and exclusive remedy of the Company and its Subsidiaries against Parent, Sub, the Guarantors and any of their respective former, current, or future general or limited partners, stockholders, managers, members, directors, officers, Affiliates or agents for the loss suffered as a result of the failure of the Merger to be consummated, and upon payment of such amounts, none of Parent, Sub, the Guarantors or any of their respective former, current, or future general or limited partners, stockholders, managers, members, directors, officers, Affiliates or agents shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement (except that, in the case of Section 7.5(c)(iii), Parent shall also be obligated with respect to Sections 7.5(d), 7.11(b) and 7.11(d)).

Section 7.6 Public Announcements. The initial press release issued by Parent and the Company concerning this Agreement and the transactions contemplated hereby shall be a joint press release and thereafter Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to the transactions contemplated by this Agreement and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable law, fiduciary duties or by obligations pursuant to any listing agreement with any national securities exchange.

Section 7.7 Transfer Taxes. The Company and Parent shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp Taxes, and transfer, recording, registration and other fees and any similar Taxes that become payable in connection with the transactions contemplated by this Agreement (together with any related interest, penalties or additions to Tax, “Transfer Taxes”). All Transfer Taxes shall be paid by the Surviving Corporation and expressly shall not be a liability of any holder of Shares.

Section 7.8 Takeover Laws. If any “fair price,” “moratorium” or “control share acquisition” statute or other similar antitakeover statute or regulation shall become applicable to the transactions contemplated hereby, the Company and the Company Board shall use reasonable best efforts to grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to minimize the effects of any such statute or regulation on the transactions contemplated hereby.

Section 7.9 Indemnification; Directors and Officers Insurance.

(a) From and after the Effective Time, each of Parent and the Surviving Corporation agrees that it will indemnify and hold harmless, to the fullest extent permitted under applicable law (and Parent and the Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted under applicable law, provided that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification), each present and former director and officer of the Company and its Subsidiaries (each, an “Indemnified Person”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities (collectively, “Costs”) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Person’s service as a director or officer of the Company or its Subsidiaries or services performed by such persons at the request of the Company or its Subsidiaries at or prior to the Effective Time, including in connection with this Agreement or the transactions or actions contemplated by this Agreement, whether asserted or claimed prior to, at or after the Effective Time.

(b) Prior to the Effective Time, the Company shall and if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to obtain and fully pay the premium for the extension of (i) the Side A coverage part (directors’ and officers’ liability) of the Company’s existing directors’ and officers’ insurance policies, and (ii) the Company’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of at least six years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are at least as favorable as the Company’s existing policies with respect to any matter claimed against a director or officer of the Company or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby). If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six years from and after the Effective Time the D&O Insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date hereof, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, purchase comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date hereof; provided, however, that in no event shall Parent or the Surviving Corporation be required to expend for such policies an annual premium amount in excess of 300% of the annual premiums currently paid by the Company for such insurance; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c) If Parent or the Company or any of its successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or shall cease to continue to exist for any reason or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Company, as applicable, shall assume all of the obligations set forth in this Section 7.9.

(d) The provisions of this Section 7.9 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Person, his or her heirs and his or her personal representatives, shall be binding on all successors and assigns of Parent, the Company and the Surviving Corporation and shall not be amended in a manner that is adverse to the Indemnified Persons (including their successors, assigns and heirs) without the consent of the Indemnified Person (including the successors, assigns and heirs) affected thereby.

(e) The rights of each Indemnified Person under this Section 7.9 shall be in addition to any rights such Indemnified Person may have under the restated certificate of incorporation or by-laws of the Company or any of its Subsidiaries, or under any applicable indemnification agreements or laws.

Section 7.10 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, including Sections 6.2 and 7.3, each of the Company, Parent and Sub agrees to use its reasonable best efforts to effect the consummation of the Merger as soon as practicable after the date hereof. Subject to the terms and conditions of this Agreement, without limiting the foregoing, (i) each of the Company, Parent and Sub agrees to use its reasonable best efforts to take, or cause to be taken, all actions necessary to comply promptly with all legal requirements that may be imposed on itself with respect to the Merger (which actions shall include furnishing all information requested in connection with approvals of or filings with any Person or other Governmental Entity) and shall promptly cooperate with and furnish information to each other in connection with any such requests to any of them or any of their Subsidiaries in connection with the Merger and (ii) each of the Company, Parent and Sub shall, and shall cause its Subsidiaries to, use its or their reasonable best efforts to obtain (and shall cooperate with each other in obtaining) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity or other public or private third Person required or advisable to be obtained or made by Parent, Sub, the Company or any of their Subsidiaries in connection with the Merger or the taking of any action contemplated thereby or by this Agreement. Subject to the terms and conditions set forth in this Agreement, each of the Company, Parent and Sub agrees to make all appropriate filings, notices and registrations with any Governmental Entity or other public or private third Person with respect to the transactions contemplated hereby as promptly as practicable after the date of this Agreement in order to obtain any consent, authorization, order or approval of, or any exemption by, any Governmental Entity or other public or private third Person required or advisable to be obtained or made by Parent, Sub, the Company or any of their Subsidiaries in connection with the Merger or the taking of any action contemplated thereby or by this Agreement.

(b) Subject to the terms and conditions set forth in this Agreement, without limiting the generality of the undertakings pursuant to this Section 7.10(b), each of the Company (in the case of clauses (i) and (iii) of this Section 7.10(b)) and Parent and Sub (in all cases set forth below) agree to take or cause to be taken the following actions:

(i) (A) the prompt provision to each and every Governmental Entity with jurisdiction over enforcement of any applicable antitrust or competition laws (“Government Antitrust Entity”) of non-privileged information and documents as defined under applicable law requested by any Government Antitrust Entity or that are necessary, proper or advisable to permit consummation of the transactions contemplated by this Agreement and (B) the prompt filing with the applicable Government Antitrust Entity of all appropriate notices, reports and registrations required under applicable antitrust or competition laws with respect to the transactions contemplated by this Agreement;

(ii) the prompt use of its reasonable best efforts to avoid the entry of any permanent, preliminary or temporary injunction or other order, decree, decision, determination or judgment that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement, including the proffer and agreement by Parent and Sub of their willingness to sell or otherwise dispose of, or hold separate pending such disposition, and promptly to effect the sale, liquidation, disposal and holding separate of, such assets, categories of assets or businesses or other segments of the Company or Parent or either’s respective Subsidiaries (and the entry into agreements with, and submission to orders of, the relevant Government Antitrust Entity giving effect thereto) if such action should be reasonably necessary or advisable to avoid, prevent, eliminate or remove the actual, anticipated or threatened (x) commencement of any proceeding in any forum or (y) issuance of any order, decree, decision, determination or judgment that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Merger by any Government Antitrust Entity; and

(iii) the prompt use of its reasonable best efforts to take, in the event that any permanent, preliminary or temporary injunction, decision, order, judgment, determination or decree is entered or issued, or becomes reasonably foreseeable to be entered or issued, in any proceeding, review or inquiry of any kind that would make consummation of the Merger in accordance with the terms of this Agreement unlawful or that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Merger or the other transactions contemplated by this Agreement, any and all steps (including, the appeal thereof, the posting of a bond or the taking of the steps contemplated by clause (ii) of this Section 7.10(b)) necessary to resist, vacate, modify, reverse, suspend, prevent, eliminate, avoid or remove such actual, anticipated or threatened injunction, decision, order, judgment, determination or decree so as to permit such consummation on a schedule as close as possible to that contemplated by this Agreement.

(c) The Company shall use its reasonable best efforts to liquidate First Financial Bank, a federally-insured, Colorado chartered industrial bank (“FFB”), or sell or otherwise dispose of FFB to any bank holding company or financial holding company, as those terms are defined at Section 2 of the Bank Holding Company Act of 1956, as amended, or a savings and loan holding company, as that term is defined at Section 10 of the Home Owners’ Loan Act, as amended, or, with the consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned) any other Person, that is engaged solely in activities permissible for a bank holding company or a financial holding company, or, pending such liquidation, sale or disposition, if and to the extent permitted by applicable Governmental Entities, to place FFB in a trust or otherwise hold FFB and its assets separate, in each case on terms reasonably satisfactory to Parent and Sub, in order to allow the parties to consummate the Merger and the other transactions contemplated by this Agreement as promptly as practicable following the date hereof (collectively, a “Bank Restructuring”). The Company shall, in consultation with Parent, develop a plan to effect the Bank Restructuring as promptly as practicable (and in any event within 21 days following the date of this Agreement). Parent and Sub shall provide all cooperation reasonably requested by the Company to effect the Bank Restructuring. The Company shall and Parent and Sub (as reasonably directed by the Company) shall make all appropriate filings, applications, notices and registrations with or to, and enter into agreements or understandings (which shall be on terms reasonably acceptable to Parent and the Company) with, the relevant Governmental Entities and other Persons to effect the Bank Restructuring. In no event shall such liquidation, sale or other disposition be effective earlier than immediately prior to the Effective Time unless the Company otherwise elects. Notwithstanding the foregoing, with respect to any action to be taken prior to the Effective Time to effect a Bank Restructuring, which action, in the reasonable judgment of the Company, cannot be reversed or unwound or would be unreasonably difficult to reverse or unwind, neither Parent nor Sub shall take such action and neither the Company nor any of its Subsidiaries shall be required to take such action, in each case, unless and until (A) all of the conditions set forth in Article VIII have been satisfied or waived, (B) Parent has delivered the irrevocable instructions pursuant to Section 2.2 and (C) the Company has received a duly executed certificate from Parent and Sub certifying that they are ready, willing and able to consummate the Closing.

(d) Canadian Loan Company.

(i) Subject to clause (ii) of this Section 7.10(d), each of Parent, Sub and the Company shall use their reasonable best efforts to obtain all consents, authorizations, orders or approval of, or exemptions from, the Minister of Finance of Canada under the Trust and Loan Companies Act of Canada and under the Bank Act (Canada) necessary for Parent to acquire indirect control of the Canadian Loan Company (collectively, the “TLCA Approval”) as a result of the Merger, including making all appropriate filings, applications, registrations and notices with or to the Minister of Finance of Canada.

(ii) Notwithstanding clause (i) of this Section 7.10(d), if the Company determines in its good faith judgment, after consultation with outside counsel, that obtaining or seeking to obtain the TLCA Approval would impair, prevent or delay consummation of the Merger or any of the other transactions contemplated hereby, or if Parent so elects in its sole discretion and in the case of such an election by Parent, doing so would not materially delay the Closing, then Parent, Sub and the Company shall take the actions contemplated by this clause (ii) of Section 7.10(d). The Company shall use its reasonable best efforts to sell, liquidate or dispose of the Canadian Loan Company or, pending such liquidation, sale or disposition, if and to the extent permitted by applicable Governmental Entities, to place the Canadian Loan Company in a trust or otherwise hold the Canadian Loan Company and its assets separate, in each case on terms reasonably satisfactory to Parent and Sub, in order to allow the parties to consummate the Merger and the other transactions contemplated by this Agreement as promptly as practicable following the date hereof (collectively, a “Canadian Loan Company Restructuring”). The Company shall, in consultation with Parent, develop a plan to effect the Canadian Loan Company Restructuring as promptly as practicable (and in any event within 21 days following the date of determination by the Company or election by Parent, as the case may be, referred to in the first sentence of this clause (ii) of Section 7.10(d)). Parent and Sub shall provide all cooperation reasonably requested by the Company to effect such Canadian Loan Company Restructuring. The Company shall and Parent and Sub (as reasonably directed by the Company) shall make all appropriate filings, applications, registrations and notices and enter into agreements or understandings (which shall be on terms reasonably acceptable to Parent and the Company) with the relevant Governmental Entities or other Persons to give effect to the Canadian Loan Company Restructuring. In no event shall such liquidation, sale or other disposition be effective earlier than immediately prior to the Effective Time unless the Company otherwise elects. Notwithstanding the foregoing, with respect to any action to be taken prior to the Effective Time to effect a Canadian Loan Company Restructuring which action, in the reasonable judgment of the Company, cannot be reversed or unwound or would be unreasonably difficult to reverse or unwind, neither Parent nor Sub shall take such action and neither the Company nor any of its Subsidiaries shall be required to take such action, in each case, unless and until (A) all of the conditions set forth in Article VIII have been satisfied or waived, (B) Parent has delivered the irrevocable instructions pursuant to Section 2.2 and (C) the Company has received a duly executed certificate from Parent and Sub certifying that they are ready, willing and able to consummate the Closing.

(e) Neither the Company nor Parent nor Sub shall permit any of its officers, directors, employees, agents, advisors, Affiliates and other representatives to participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate thereat, except for any portion of such meeting during which confidential information with respect to Affiliates of Parent is to be discussed.

(f) Subject to laws relating to the exchange of information, Parent and the Company shall have the right to review in advance, and to the extent practicable each will consult the other on, all the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appear in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement. In exercising the foregoing right, each of the Company and Parent shall act reasonably and as promptly as practicable.

Section 7.11 Financing.

(a) Each of Parent and Sub shall use their reasonable best efforts to arrange and obtain the Debt Financing on the terms and conditions described in the Debt Commitment Letters (provided that, subject to the limitations set forth in Section 7.11(c) and Section 7.14, Parent and Sub may replace or amend the Debt Commitment Letters to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Commitment Letters as of the date hereof, or otherwise so long as the terms would not (A) expand upon the conditions precedent to the Debt Financing as set forth in the Debt Commitment Letters as of the date hereof or (B) materially delay the Closing), including using reasonable best efforts to (i) maintain in effect the Debt Commitment Letters, (ii) negotiate definitive agreements with respect thereto on terms and conditions (including the flex provisions) contemplated by the Debt Commitment Letters, (iii) satisfy on a timely basis all conditions applicable to Parent and Sub in the Debt Commitment Letters that are within their control and comply with their obligations thereunder, and (iv) enforce their rights under the Debt Commitment Letters. In the event that all conditions to the Financing Letters (other than in connection with the Debt Financing, the availability or funding of any of the Equity Financing) have been satisfied or, upon funding will be satisfied, in each case in Parent’s good faith judgment, and taking into account in the case of bridge financing the obligation of Parent and Sub to obtain such bridge financing pursuant to the seventh sentence of this Section 7.11(a), Parent and Sub shall use their reasonable best efforts to cause the lenders and the other Persons providing such Financing to fund on the Closing Date the Financing required to consummate the Merger and the other transactions contemplated by this Agreement (including by taking enforcement action to cause such lenders and the other Persons providing such Financing to fund such Financing). If any portion of the Debt Financing becomes unavailable on the terms and conditions (including the flex provisions) contemplated in the Debt Commitment Letters, Parent and Sub shall use their reasonable best efforts to arrange and obtain alternative financing from alternative sources in an amount sufficient to consummate the transactions contemplated by this Agreement on terms no less favorable to Parent and Sub (as determined in the reasonable judgment of Parent and Sub) than those in the Debt Commitment Letters (including the flex provisions) as promptly as practicable following the occurrence of such event but no later than the final day of the Marketing Period or, if earlier, the Business Day immediately prior to the Termination Date. Parent shall give the Company prompt notice (but in any event not later than 48 hours after the occurrence) of any material breach by any party to the Financing Letters or of any condition not likely to be satisfied, in each case, of which Parent or Sub becomes aware or any termination of the Financing Letters. Parent shall keep the Company informed on a reasonably current basis of the status of its efforts to arrange the Debt Financing. For the avoidance of doubt, in the event that (x) all or any portion of the Debt Financing structured as privately offered notes is not yet received by Parent or Sub, (y) the conditions to closing in Article VIII (other than the delivery of the officers’ certificates contemplated in Sections 8.2(a), 8.2(b), 8.3(a) and 8.3(b) and the solvency opinion contemplated by Section 8.1(d)) shall have been satisfied or waived and (z) the bridge facilities contemplated by the Debt Commitment Letters (or alternative bridge financing obtained in accordance with this Agreement) are available in all material respects on the terms and conditions (including the flex provisions) described in the Debt Commitment Letters (or described in replacements thereof on terms and conditions no less favorable to Parent and Sub or alternative financing therefor), then Parent shall cause the proceeds of such bridge financing (or replacement or alternative financing) to be used to replace such privately offered note financing no later than the final day of the Marketing Period. Parent and Sub acknowledge and agree that the obtaining of the Financing, or any alternative financing, is not a condition to Closing. For purposes of this Agreement, unless otherwise agreed among the parties hereto, “Marketing Period” shall mean the first period of 20 consecutive calendar days after the date hereof (A) during which (1) Parent shall have the Required Information that the Company is required to provide to Parent pursuant to Section 7.11(b) and (2) no event has occurred and no conditions exist that would cause any of the conditions set forth in Section 8.3 to fail to be satisfied assuming the Closing were to be scheduled for any time during such 20-consecutive-calendar-day period, and (B) the conditions set forth in Section 8.1 have been satisfied (other than conditions that by their nature can only be satisfied at the Closing); provided, however, that the Marketing Period shall end on any earlier date that is the date on which the Debt Financing otherwise is obtained; provided further that if the Marketing Period would not end on or prior to August 16, 2007, the Marketing Period shall commence no earlier than September 3, 2007; provided further that if the Marketing Period would not end on or prior to December 20, 2007, the Marketing Period shall commence no earlier than January 2, 2008; and provided further that the Marketing Period shall not be deemed to have commenced if, (i) after the date hereof and prior to the completion of the Marketing Period, Ernst & Young LLP shall have withdrawn its audit opinion with respect to any of the financial statements contained in the Company SEC Documents or (ii) if the financial statements included in the Required Information that is available to Parent on the first day of any such 20-consecutive-calendar-day-period would not be sufficiently current on any day during such 20-consecutive-calendar-day period to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of the 20-consecutive-calendar-day period.

(b) Prior to the Closing, the Company shall provide to Parent and Sub, and shall cause its Subsidiaries to, and shall cause the respective officers, employees and advisors, including legal and accounting, of the Company and its Subsidiaries to, provide to Parent and Sub cooperation reasonably requested by Parent in connection with the arrangement of the Financing, including (i) participating in a reasonable number of meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies, (ii) assisting with the preparation of materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents required in connection with the Financing; provided that any private placement memoranda or prospectuses shall contain disclosure and financial statements reflecting the Surviving Corporation and/or its Subsidiaries as the obligor, (iii) executing and delivering any pledge and security documents, currency or interest hedging arrangements or other definitive financing documents or other certificates, legal opinions and documents as may be reasonably requested by Parent or otherwise facilitating the pledging of collateral as may be reasonably requested by Parent; provided that any obligations contained in such documents shall be effective no earlier than as of the Effective Time, (iv) furnishing Parent and Sub and their Financing sources as promptly as practicable (and in any event no later than 30 days prior to the Termination Date) with financial and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested by Parent, including all financial statements and financial and other data of the type required by Regulation S-X (other than Item 3-10 of Regulation S-X, but including summary guarantor/non-guarantor information of the type customarily included in offering documents used in private placements under Rule 144A of the Securities Act) and Regulation S-K under the Securities Act and of the type and form customarily included in offering documents used in private placements under Rule 144A of the Securities Act, to consummate the offerings of debt securities contemplated by the Debt Commitment Letters at the time during the Company’s fiscal year such offerings will be made; provided, that Parent shall provide the Company with a description of the types of information to be requested under this clause (iv) as promptly as practicable after the date of this Agreement (information required to be delivered pursuant to this clause (iv) being referred to as, the “Required Information”), (v) obtaining accountants’ comfort letters, accountants’ consents, legal opinions, surveys and title insurance as reasonably requested by Parent and (vi) taking all actions reasonably necessary to (A) permit the lenders under the Debt Commitment Letters to evaluate the Company’s and its Subsidiaries’ current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements; provided, however, that such access and information shall only be provided to the extent that in the reasonable judgment of the Company such access or the provision of such information would not violate applicable law; provided, further, that the foregoing shall not require the Company to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company would result in the disclosure of any trade secrets of third Persons or violate any of its obligations with respect to confidentiality and (B) establish bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing, provided that such accounts, agreements and arrangements will not become active or take effect until the Effective Time; provided, however, that nothing herein shall require such cooperation to the extent it would interfere unreasonably with the business or operations of the Company or its Subsidiaries; provided, further, that neither the Company nor any of its Subsidiaries shall be required to commit to take any action that is not contingent upon the Closing (including the entry into any purchase agreement). None of the Company or any of its Subsidiaries shall be required to pay any commitment or other similar fee or make any other payment other than reasonable out-of-pocket costs or incur any other liability prior to the Effective Time or provide or agree to provide any indemnity in connection with the Financing or any of the foregoing. Parent shall indemnify and hold harmless the Company, its Subsidiaries and the Company Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Financing (including any action taken in accordance with this Section 7.11(b)) and any information utilized in connection therewith (other than historical information relating to the Company or its Subsidiaries). Parent shall, promptly upon request by the Company, reimburse the Company for all documented and reasonable out-of-pocket costs incurred by the Company or its Subsidiaries in connection with the arrangement of the Financing (including any action taken in accordance with this Section 7.11(b)). All non-public or otherwise confidential information regarding the Company obtained by Parent, Sub or their Representatives pursuant to this Section 7.11(b) shall be kept confidential in accordance with the Confidentiality Agreement, except (i) to the extent reasonably customary as part of the syndication of the Debt Financing and (ii) that Parent and Sub shall be permitted to give such information, subject to their agreeing to keep such information confidential, to prospective purchasers of the equity of Parent. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

(c) In no event shall Parent, Sub or any member of the Equity Provider Group (i) retain any financial advisor on an exclusive basis other than (x) financial advisors to which the Strategic Review Committee or the Company consents (which consent shall not be unreasonably withheld, delayed or conditioned) or (y) Affiliates of any member of the Equity Provider Group or (ii) enter into any Contract with any bank or investment bank or other potential provider of debt or equity financing on an exclusive basis (or otherwise on terms that would prohibit such provider from providing or seeking to provide such financing to any third party in connection with a transaction relating to the Company or its Subsidiaries), in the case of clauses (i) and (ii) in connection with the Merger or the other transactions contemplated hereby. Notwithstanding the foregoing in clause (ii) of this Section 7.11(c), but subject to the other terms and conditions of this Agreement, including Section 7.10 and Section 7.14, Parent may seek and obtain equity commitments and equity financing with respect to the Parent Equity Share on an exclusive basis from (A) at any time, the Parent Limited Partners and (B) after the No-Shop Period Start Date, other Persons; provided that, in the case of each of clause (A) and clause (B), (1) such Parent Limited Partners and other Persons are not, and their respective Affiliates are not, and do not subsequently become, lenders under the Debt Commitment Letters (or under any alternative debt financing) and are not Excluded Parties the Company has identified to Parent within 24 hours following the No-Shop Period Start Date, and (2) doing so does not (y) expand upon the conditions precedent to the Financing set forth in the Financing Letters as of the date hereof or (z) prevent, impair or materially delay the availability of the Financing under the Financing Letters or the Closing. For purposes of this Agreement, “Parent Equity Share” means the amount of equity financing committed to be provided by the Equity Providers pursuant to the Equity Funding Letters. Neither Parent, Sub nor any member of the Equity Provider Group shall cause or induce any Person to take any action that, if taken by Parent, Sub or any member of the Equity Provider Group, would be a breach of, or would otherwise not permitted by, this Section 7.11(c). Subject to the terms and conditions of this Agreement, including this Section 7.11(c) and Section 7.14, the Company hereby releases Parent and the counterparty thereto from its obligation under the Confidentiality Agreement not to enter into discussions, arrangements or understandings with potential sources of debt or equity financing with respect to the Merger and the other transactions contemplated by this Agreement.

(d) Debt Tender Offers.

(i) As soon as reasonably practicable after the receipt of any written request by Parent to do so, the Company shall use its reasonable best efforts to commence offers to purchase and consent solicitations with respect to all of the outstanding aggregate amount and all other amounts due of those series of the Company’s debt securities listed in Item 7.11(d)(i) of the Company Letter (the “Notes”), on such terms and conditions as may be agreed upon by Parent and the Company (including in each case the related consent solicitation, each a “Debt Tender Offer” and collectively, the “Debt Tender Offers”) and Parent shall assist the Company in connection therewith; provided that (A) the Company shall have received from Parent the completed Offer Documents which shall be in form and substance reasonably satisfactory to the Company and its counsel, and (B) Company’s counsel shall provide all legal opinions required in connection with this Section 7.11(d) other than with respect to such matters set forth on Item 7.11(d)(ii) of the Company Letter. Notwithstanding the foregoing, the closing of the Debt Tender Offers shall be conditioned on the receipt of requisite consents to amend the indentures relating to the Notes, the occurrence of the Closing and such other conditions agreed upon by Parent and the Company, and the parties shall use their reasonable best efforts to cause the Debt Tender Offers to close on the Closing Date and the Company shall not be required to commence any Debt Tender Offer until after the No-Shop Period Start Date. Subject to the preceding sentence, the Company shall provide, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause their respective Representatives to, provide all cooperation reasonably requested by Parent in connection with the Debt Tender Offers. The Company shall waive any of the conditions to the Debt

Tender Offers (other than the occurrence of the Closing) as may be reasonably requested by Parent in writing and shall not, without the written consent of Parent, waive any condition to the Debt Tender Offers or make any changes to the Debt Tender Offers other than as agreed between Parent and the Company. The Company need not make any change to the terms and conditions of the Debt Tender Offers without the Company’s prior written consent, which shall not be unreasonably withheld, provided that such consent shall not be required for (A) any increase in any consideration payable in the Debt Tender Offers, (B) any extension of any consent date, price determination date, settlement date or expiration date, (C) any change in the provisions of the Note indentures being amended or deleted or in the terms of any such amendments or (D) for any change that is not material.

(ii) Promptly after the date of this Agreement, Parent, at its own expense, shall prepare all necessary and appropriate documentation in connection with the Debt Tender Offers, including the offers to purchase, related consents and letters of transmittal and other related documents (collectively, the “Offer Documents”). Parent and the Company shall, and shall cause their respective Subsidiaries to, reasonably cooperate with each other in the preparation of the Offer Documents. The Offer Documents (including all amendments or supplements thereto) and all mailings to the holders of the Notes in connection with the Debt Tender Offers shall be subject to the prior review of, and comment by, the Company and Parent and shall be reasonably acceptable in form and substance to each of them. If at any time prior to the completion of the Debt Tender Offers any information in the Offer Documents should be discovered by the Company and the Subsidiaries, on the one hand, or Parent or any of its Subsidiaries, on the other, which should be set forth in an amendment or supplement to the Offer Documents, so that the Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other party in writing, and an appropriate amendment or supplement describing such information shall be disseminated by or on behalf of the Company to the holders of the applicable Notes.

(iii) The dealer manager, solicitation agent, information agent, depositary or other agent retained in connection with the Debt Tender Offers shall be selected by Parent and the Company shall pay, and Parent shall reimburse the Company for, the fees and expenses of the foregoing. The Company shall enter into customary agreements (including indemnities) with such parties so selected and on terms and conditions acceptable to Parent and the Company. Parent further agrees to reimburse the Company and its Subsidiaries for all of their reasonable out-of-pocket costs (including reasonable fees and expenses of their Representatives) in connection with the Debt Tender Offers promptly following incurrence and delivery of reasonable documentation of such costs.

(iv) The Company agrees that, promptly following the consent date, assuming the requisite consents are received, the Company and its Subsidiaries as may be necessary shall execute supplemental indentures to the indentures governing the Notes, which supplemental indentures shall implement the amendments described in the Offer Documents and shall become operative immediately prior to the acceptance of the Notes for payment pursuant to the Debt Tender Offers, subject to the terms and conditions of this Agreement (including the conditions to the Debt Tender Offers). Concurrent with the Effective Time, Parent shall cause the Company to accept for payment and after the Effective Time, Parent shall cause the Surviving Corporation to promptly pay for the Notes that have been properly tendered and not properly withdrawn pursuant to the Debt Tender Offers and, subject to receipt of the requisite consents, pay for consents validly delivered and not revoked in accordance with the Debt Tender Offers.

(v) With respect to any series of Notes, if requested by Parent in writing on a timely basis, in lieu of commencing a Debt Tender Offer for such series (or in addition thereto), the Company shall, to the extent permitted by the indenture governing such series of Notes, (A) issue concurrent with the Closing a notice of redemption providing for the redemption on a date agreed with Parent not more than 30 days after the delivery of such notice of redemption (or such later time required by the indenture governing the applicable series of Notes) for all of the outstanding aggregate principal amount of Notes of such series pursuant to the requisite provisions of the indenture governing such series Notes, (B) take any actions reasonably requested by Parent that are reasonably necessary to facilitate the defeasance, satisfaction and/or discharge of such series pursuant to the applicable section of the indenture governing such series of Notes, and shall redeem, defease or satisfy and/or discharge, as applicable, such series in accordance with the terms of the indenture governing such series of Notes at the Effective Time; provided that prior to the Company being required to take any of the actions described in clause (A) or (B) above that cannot be conditioned upon the occurrence of the Closing, Parent shall have irrevocably deposited with the trustee under the indenture governing such series of Notes sufficient funds to effect such redemption or satisfaction and discharge; provided, further, that the Company’s counsel shall provide all legal opinions required in connection with any such redemption or satisfaction and discharge.

(vi) Parent shall reimburse the Company for its reasonable out-of-pocket fees and expenses incurred pursuant to this Section 7.11(d). Parent shall indemnify and hold harmless the Company, its Subsidiaries and the Company Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interests, awards, judgments, and penalties incurred or suffered by them in connection with any actions taken pursuant to this Section 7.11(d); provided, however, that Parent shall not have any obligation to indemnify and hold harmless any such party or Person to the extent that any such damages suffered or incurred arose from disclosure provided by the Company that is determined to have contained a material misstatement or omission.

Section 7.12 Resignations. Except as otherwise agreed by Parent, the Company shall use its reasonable best efforts to prepare and deliver to Parent at or prior to the Closing (a) evidence reasonably satisfactory to Parent of the resignation of all directors of the Company and, as specified by Parent reasonably in advance of the Closing, any officers of the Company and any directors of the Subsidiaries of the Company, in each case, effective at the Effective Time and (b) all documents and filings, completed and executed by the appropriate directors, officers and representatives of the Company and its Subsidiaries, that are necessary to record the resignations contemplated by the preceding clause (a). Upon the written request of Parent, as specified by Parent reasonably in advance of the Closing, the Company will use its reasonable efforts to seek to obtain the resignation of any or all directors of Subsidiaries of the Company or, at the option of the Company remove such directors, in each case, effective as of the Effective Time.

Section 7.13 Notification of Certain Matters. From and after the date of this Agreement until the Effective Time, the Company and Parent shall promptly notify each other in writing promptly after becoming aware of (a) the occurrence, or non-occurrence, of any event that, individually or in the aggregate, would reasonably be expected to cause any condition to the obligations of any party to effect the Merger and the other transactions contemplated by this Agreement not to be satisfied or (b) the failure of such party to comply with any covenant or agreement to be complied with by it pursuant to this Agreement which, individually or in the aggregate, would reasonably be expected to result in any condition to the obligations of any party to effect the Merger not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 7.13 shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to either party, and the failure to deliver any such notice shall not affect any of the conditions set forth in Article VIII; provided, further, that the delivery of any notice under this Section 7.13 shall not cause the failure of any condition set forth in Article VIII to be satisfied nor shall the delivery of any such notice be deemed an admission that any condition in Article VIII is not or will not be satisfied or that there has been any Material Adverse Effect on the Company or Material Adverse Change.

Section 7.14 No Exclusive Arrangements. Neither Parent, Sub nor any member of the Equity Provider Group will enter into any Contract with any Material Customer or any strategic partner of the Company or Affiliate of a strategic partner of the Company or any of its Subsidiaries (including any Person that has an ownership interest in a Specified Alliance) on an exclusive basis (or otherwise on terms that would materially impair the ability of any other Person to make or consummate a Takeover Proposal) relating to the transactions contemplated by this Agreement. Neither Parent, Sub nor any member of the Equity Provider Group shall cause or induce any Person to take any action that, if taken by Parent, Sub or any member of the Equity Provider Group, would be a breach of, or would otherwise not be permitted by, this Section 7.14.

Section 7.15 Cooperation With Solvency Opinion. Each of Parent and the Company shall use their respective reasonable best efforts to (a) make available their respective officers, agents and other representatives on a customary basis and upon reasonable notice and (b) provide or make available such information and documents concerning the business, properties, Contracts, assets and liabilities of the Company and, in the case of Parent, the Financing, as may reasonably be requested by such appraisal firm in connection with the preparation and delivery of the opinion described in Section 8.1(d).

ARTICLE VIII

CONDITIONS PRECEDENT

Section 8.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction or waiver in writing (where permitted) at or prior to the Effective Time of the following conditions:

(a) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) No Injunction or Restraint. No decree, temporary restraining order, preliminary or permanent injunction or other order issued by any Governmental Entity of competent jurisdiction preventing, restraining or enjoining the consummation of the Merger shall be in effect; provided, however, that a party may not assert that this condition has not been satisfied unless such party shall have used its reasonable best efforts to prevent the entry of any such temporary restraining order, injunction or other order, including taking such action as is required to comply with Section 7.10, and to appeal as promptly as possible any injunction or other order that may be entered.

(c) Regulatory Consents. (i) The waiting period applicable to the consummation of the Merger under the HSR Act and under the antitrust and anticompetition statutes of Canada shall have expired or been earlier terminated; (ii) the European Commission shall have adopted a decision pursuant to the Council Regulation (EC) No. 139/2004 (the “ECMR”) declaring the Merger compatible with the common market and, in the event that the European Commission does not have jurisdiction to review the Merger but the competent authorities of any EU member state has jurisdiction to review any aspect of the Merger or in the event any aspect of the Merger is referred to the competent authorities of any EU member state pursuant to Article 9 of the ECMR (or is deemed to be so referred pursuant to Article 9 of the ECMR) and effecting the Merger prior to the granting of approval by the relevant authorities of such EU member state would constitute a violation of the merger control laws applicable in that state, approval of the aspect of the Merger that lies within the jurisdiction of its review or that was so referred (or deemed to be so referred) shall have been granted pursuant to the merger control laws applicable in the relevant EU member state; (iii) (A) all consents, registrations, approvals, permits and authorizations required to be obtained prior to the Effective Time from any Governmental Entity in order to effect the liquidation, sale or other disposition of FFB pursuant to Section 7.10(c) shall have been obtained and any applicable waiting periods shall have expired, (B) if applicable, all consents, registrations, approvals, permits and authorizations required to be obtained prior to the Effective Time by the Company or Parent or any of their respective Affiliates from any Governmental Entity in order to place FFB in trust or otherwise hold FFB and its assets separate pending the liquidation, sale or other disposition of FFB pursuant to Section 7.10(c) shall have been obtained or (C) in case the Bank Restructuring has not been effected prior to or concurrently with the Closing, (1) the consent or non-disapproval of the Federal Deposit Insurance Corporation (the “FDIC”) for the acquisition of control of FFB by Parent and its Affiliates, as applicable, as a result of the Merger shall have been obtained without the imposition of any financial obligation on Parent’s partners or their respective Affiliates (other than Parent, the Company and their respective Subsidiaries) and (2) non-control determinations with respect to each investor in Parent (other than those affiliated with KKR) shall have been obtained from the FDIC without any conditions thereon that such investor reasonably determines to be unreasonably burdensome; (iv) (A) the consent or non-disapproval of, and the granting of applicable exemptive orders by, the Minister of Finance of Canada, and, if applicable, an exemptive order under the Bank Act (Canada), in each case, for the acquisition of control of the Canadian Loan Company by Parent and its Affiliates, as applicable, as a result of the Merger shall have been obtained without the imposition of any financial obligation on Parent’s partners or their respective Affiliates (other than Parent, the Company and their respective Subsidiaries), (B) if applicable, all consents, registrations, approvals, permits and authorizations required to be obtained prior to the Effective Time by the Company or Parent or any of their respective Affiliates from any Governmental Entity in order to place the Canadian Loan Company in trust or otherwise hold the Canadian Loan Company and its assets separate pending the liquidation, sale or other disposition of the Canadian Loan Company pursuant to Section 7.10(d)(ii) shall have been obtained or (C) in case the Company makes a determination or Parent makes an election referred to in the first sentence of Section 7.10(d)(ii), all consents, registrations, permits and authorizations required to be obtained prior to the Effective Time from any Governmental Entity in order to effect the liquidation, sale or other disposition of the Canadian Loan Company pursuant to Section 7.10(d)(ii) shall have been obtained and any applicable waiting periods shall have expired and such liquidation, sale or other disposition of the Canadian Loan Company shall have been effected prior to or concurrently with the Closing; (v) the approvals set forth on Item 8.1(c) of the Company Letter shall have been obtained; and (vi) all other notices, reports and other filings required to be made prior to the Effective Time by the Company or Parent or any of their respective Subsidiaries with, and all other consents, registrations, approvals, permits and authorizations required to be obtained prior to the Effective Time by the Company or Parent or any of their respective Subsidiaries from, any Governmental Entity (collectively, “Governmental Consents”) in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement by the Company, Sub and Parent shall have been made or obtained (as the case may be), other than any Governmental Consents the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company and would not subject any Person to risk of criminal liability.

(d) Solvency Opinion. At the Closing, the Company shall have received an opinion in form and substance reasonably acceptable to the Company and Parent, of a nationally recognized independent valuation firm engaged by the Company, addressed to the Company Board and dated as of the Closing Date, to the effect that, immediately before and immediately after giving effect to the transactions contemplated by this Agreement, including the Financing, any alternative financing and the payment of the Aggregate Merger Consideration, any other repayment or refinancing of existing indebtedness contemplated in this Agreement or the Financing Letters, payment of all amounts required to be paid in connection with the consummation of the transactions contemplated hereby, and payment of all related fees and expenses, Parent, the Surviving Corporation and its Subsidiaries, taken as a whole, are Solvent, with such assumptions and qualifications and with such modifications to the term “Solvent” as are customary in solvency opinions from valuation firms.

Section 8.2 Conditions to the Obligations of the Company to Effect the Merger. The obligation of the Company to effect the Merger shall be subject to the satisfaction or waiver in writing (where permitted) as of the Closing and as of the Effective Time of the following additional conditions:

(a) Accuracy of Representations and Warranties. The representations and warranties of Parent and Sub set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time in all material respects (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date) except (other than with respect to Section 5.7(b), Section 5.10, Section 5.11 and Section 5.12) where any failures to be so true and correct would not prevent consummation of the Merger; provided that the representations and warranties set forth in Section 5.10 shall be deemed to be true and correct in the event that the condition set forth in Section 8.1(d) is satisfied or waived. The Company shall have received a certificate signed on behalf of Parent and Sub by a senior executive officer of Parent and Sub as to the effect of the preceding sentence.

(b) Performance of Obligations. Parent and Sub shall have performed in all material respects all obligations and complied in all material respects with all agreements and covenants of Parent and Sub to be performed and complied with by them under this Agreement at or prior to the Closing. The Company shall have received a certificate signed on behalf of Parent and Sub by a senior executive officer of Parent and Sub as to the effect of the preceding sentence.

Section 8.3 Conditions to the Obligations of Parent and Sub to Effect the Merger. The obligations of Parent and Sub to effect the Merger shall be subject to the satisfaction or waiver in writing (where permitted) as of the Closing and as of Effective Time of the following additional conditions:

(a) Accuracy of Representations and Warranties. (i) Other than with respect to Section 4.3 (Capital Structure) and Section 4.10(i) and (j) (Tax Matters), the representations and warranties of the Company set forth in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect, shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date) except where the failure of any such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company; and (ii) the representations and warranties of the Company set forth in Section 4.3 (Capital Structure) and Section 4.10(i) and (j) (Tax Matters) shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date). Parent shall have received a certificate signed on behalf of the Company by a senior executive officer of the Company as to the effect of the preceding sentence.

(b) Performance of Obligations. The Company shall have performed in all material respects all obligations and complied in all material respects with all agreements and covenants of the Company to be performed and complied with by it under this Agreement at or prior to the Closing. Parent shall have received a certificate signed on behalf of the Company by a senior executive officer of the Company as to the effect of the preceding sentence.

ARTICLE IX

TERMINATION AND AMENDMENT

Section 9.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the Company Stockholder Approval is obtained (except with respect to Section 9.1(e)):

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company:

(i) if the Merger shall not have been consummated on or before December 20, 2007 (such date, as it may be extended pursuant to the provisions hereof, the “Termination Date”); provided, however, that, if the Marketing Period would not end on or before December 20, 2007, then the Termination Date shall automatically be extended to January 31, 2008; provided, further, that in the event that the Closing is required to occur on the Termination Date pursuant to Section 2.2, neither party shall be entitled to terminate this Agreement pursuant to this clause (b)(i) prior to 12:01 a.m. Eastern Time on the date following the Termination Date; provided, further, that the right to terminate this Agreement pursuant to this Section 9.1(b)(i) shall not be available to any party whose failure to fulfill any obligation or other breach under this Agreement has been the cause of, or resulted in, the failure of the Merger to occur on or before the Termination Date;

(ii) if any Governmental Entity of competent jurisdiction shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree or ruling or other action shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(b)(ii) shall not be available to any party who has not used its reasonable best efforts to cause such order to be lifted or otherwise taken such action as is required to comply with Section 7.10; or

(iii) if the Company Stockholder Approval shall not have been obtained at the Stockholders Meeting or any adjournment or postponement thereof at which a vote on the adoption of this Agreement was taken or the Stockholders Meeting shall not have been held because of action taken by the Company pursuant to the proviso in the first sentence of Section 7.3;

(c) by Parent if the Company shall have breached any representation, warranty, covenant, obligation or other agreement contained in this Agreement or any such representation or warranty shall have become untrue after the date of this Agreement that (i) would give rise to the failure of a condition set forth in Section 8.1, 8.3(a) or 8.3(b) to be satisfied and (ii) cannot be or has not been cured prior to the earlier to occur of (A) 30 days after the giving of written notice to the Company by Parent of such breach or (B) the Termination Date; provided that neither Parent nor Sub is then in material breach of any representation, warranty, covenant, obligation or other agreement contained in this Agreement that would cause any of the conditions in Section 8.1, 8.2(a) or 8.2(b) not to be satisfied;

(d) by Parent if (i) the Company Board or any committee thereof shall have made an Adverse Recommendation Change, (ii) the Company Board or any committee thereof shall have resolved to take the foregoing action (it being understood and agreed that Parent shall not be entitled to terminate pursuant to this clause (ii) prior to the expiration of the Notice Period with respect to any such resolution made pursuant to Section 6.2(f)(i) or 6.2(f)(ii) that gives Parent the right to receive a notice pursuant to Section 6.2(f)(i) or 6.2(f)(ii) of the intent to effect an Adverse Recommendation Change) or (iii) the Company fails to include the Company Recommendation in the Proxy Statement;

(e) by the Company (i) pursuant to Section 6.2(f)(i) or (ii) pursuant to Section 6.2(f)(ii); provided that prior to or concurrently with such termination, the Company pays as directed by Parent in immediately available funds the Termination Fee; or

(f) by the Company (i) if Parent or Sub shall have breached any of their respective representations, warranties, covenants, obligations or other agreements contained in this Agreement or any such representation or warranty shall have become untrue after the date of this Agreement that (A) would give rise to the failure of a condition set forth in Section 8.1, 8.2(a) or 8.2(b) to be satisfied and (B) cannot be or has not been cured prior to the earlier to occur of (1) 30 days after the giving of written notice to Parent or Sub, as applicable by the Company of such breach or (2) the Termination Date; provided, that the Company is not then in material breach of its representations, warranties, covenants, obligations, or other agreements contained in this Agreement that would cause any of the conditions in Section 8.1, 8.3(a) or 8.3(b) not to be satisfied or (ii) if Parent and Sub have failed to effect the Closing pursuant to Section 2.2, including delivering the irrevocable instructions pursuant to Section 2.2 no later than the earlier of (y) the final day of the Marketing Period and (z) if the Marketing Period has not commenced or the Marketing Period would not end on or prior to the Termination Date due to a willful or knowing breach by Parent or Sub that was effected for the purpose of preventing the Marketing Period from commencing or ending on or prior to the Termination Date (it being understood that a willful or knowing failure by Parent or Sub to provide information required by any Governmental Entity in order to satisfy the conditions set forth in Section 8.1(c) constitutes such a breach) and all of the conditions in Section 8.1 (other than those conditions that would not be satisfied because of a breach of this Agreement by Parent or Sub) and Section 8.3 would have been satisfied if the Closing were to have occurred on the Termination Date, 8:00 p.m. Eastern Time on the Termination Date. For purposes of this Section 9.1(f), Parent and Sub shall be deemed to be obligated to effect the Closing and take the actions specified under Section 2.2 irrespective of whether any of the conditions in Section 8.2 have been satisfied or waived.

Section 9.2 Effect of Termination. In the event of a termination of this Agreement by either the Company or Parent as provided in Section 9.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, Sub or the Company or their respective officers, directors, stockholders or Affiliates except with respect to the Limited Guarantees, Section 7.5, Section 7.11(d), this Section 9.2 and Article X and the expense reimbursement and indemnification provisions of Section 7.11(b); provided, however, that subject to Sections 7.5(e), 7.5(f) and 10.8(a), nothing herein shall relieve any party for liability for any willful or knowing breach hereof.

Section 9.3 Amendment. This Agreement may be amended by the parties hereto, by action taken by or on behalf of their respective Boards of Directors, at any time before or after obtaining the Company Stockholder Approval, but if the Company Stockholder Approval shall have been obtained, thereafter no amendment shall be made that by law requires further approval by the Company’s stockholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

Section 9.4 Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

ARTICLE X

GENERAL PROVISIONS

Section 10.1 Non-Survival of Representations and Warranties and Agreements. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 10.1 shall not limit any covenant or agreement of the parties that by its terms contemplates performance after the Effective Time of the Merger, including Section 7.9.

Section 10.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to Parent or Sub, to:

c/o Kohlberg Kravis Roberts & Co. L.P.

9 West 57th Street, Suite 4200

New York, New York 10019

Attn: Scott Nuttall

Facsimile: (212) 750-0003

with a copy to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attn: Gary I. Horowitz

       Sean D. Rodgers

Facsimile: (212) 455-2502

(b) if to the Company, to:

First Data Corporation

6200 S. Quebec Street

Greenwood Village, Colorado 80111

Attn: Chief Executive Officer

       Executive Vice President, General Counsel and Secretary

Facsimile: (303) 967-5215

with copies to:

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

Attn: Frederick C. Lowinger

       Paul L. Choi

Facsimile: (312) 853-7036

and

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Attn: James C. Morphy

       Audra D. Cohen

Facsimile: (212) 558-3588

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; upon confirmation of successful transmission if sent by facsimile and received by 5:00 pm New York time, on a Business Day (otherwise the next Business Day) (provided that if given by facsimile such notice or other communication shall be followed up within one Business Day by dispatch pursuant to one of the other methods described herein); or on the next Business Day after deposit with an overnight courier, if sent by an overnight courier.

Section 10.3 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

Section 10.4 Entire Agreement; No Third-Party Beneficiaries. Except for the Confidentiality Agreement and the Limited Guarantee, this Agreement (together with the Company Letter) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NEITHER PARENT AND SUB NOR THE COMPANY MAKES ANY OTHER REPRESENTATIONS OR WARRANTIES,

AND EACH HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES MADE BY ITSELF OR ANY OF ITS OFFICERS, DIRECTORS, EMPLOYEES, AGENTS, FINANCIAL AND LEGAL ADVISORS OR OTHER REPRESENTATIVES, WITH RESPECT TO THE EXECUTION AND DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING. Parent, Sub and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement, except for the provisions of Section 7.9, is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the accuracy or completeness of the representations and warranties set forth herein.

Section 10.5 Governing Law; Venue; Waiver of Jury Trial.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

(b) The parties hereby irrevocably submit to the jurisdiction of the Delaware Court of Chancery (unless such court shall lack subject matter jurisdiction, in which case, in any state or federal court located in Delaware) solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said court or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such court, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 10.2 or in such other manner as may be permitted by applicable law shall be valid and sufficient service thereof.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, TO IT THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT

OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.5(c).

Section 10.6 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties; provided, however, that, prior to the mailing of the Proxy Statement to the Company’s stockholders, Sub may assign this Agreement (in whole but not in part) to an Affiliate provided that any such designation shall not impede or delay the consummation of the transactions contemplated by this Agreement or otherwise materially impede the rights of the stockholders of the Company under this Agreement or, after the Closing, in connection with a merger, consolidation or sale of all or substantially all of the assets of Parent or the Surviving Corporation and its Subsidiaries so long as, in each case, such assignment does not release or relieve the assigning party from its obligations hereunder if the assignee fails to perform such obligations. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 10.7 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement may be consummated as originally contemplated to the fullest extent possible.

Section 10.8 Enforcement of this Agreement. (a) The Company agrees that to the extent it has incurred losses or damages in connection with this Agreement, (i) the maximum aggregate liability of Parent and Sub for such losses or damages shall be limited to $700 million inclusive of any amounts owed under Sections 7.5(c), 7.5(d), 7.11(b) and 7.11(d), (ii) the maximum liability of each Guarantor, directly or indirectly, shall be limited to the express obligations of such Guarantor under its Limited Guarantee, and (iii) in no event shall the Company seek to recover any money damages in excess of such amount from Parent, Sub, the Guarantors or their respective Representatives and Affiliates in connection therewith.

(b) The parties hereto agree that irreparable damage would occur if any of the provisions of this Agreement were not performed by the Company in accordance with their specific terms or were otherwise breached by the Company. It is accordingly agreed that Parent and Sub shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, such remedy being in addition to any other remedy to which any party is entitled at law or in equity. The parties acknowledge that the Company shall not be entitled to an injunction or injunctions to prevent breaches of this Agreement by Parent or Sub or to enforce specifically the terms and provisions hereof and that the Company’s sole and exclusive remedy with respect to any such breach shall be the remedy set forth in Sections 7.5(c) and Section 10.8(a); provided, however, that, prior to the termination of this Agreement, the Company shall be entitled to an injunction or injunctions to prevent breaches by Parent or Sub that would cause irreparable harm, and to enforce specifically the provisions of this Agreement solely with respect to the obligation to adopt this Agreement pursuant to Section 5.2, the confidentiality provisions of Sections 7.4 and 7.11(b) and the provisions of Section 7.11(c) and 7.14 (provided that if the Company obtains an injunction with respect to a breach of Section 5.2, 7.11(c) or 7.14 such injunction shall be the sole and exclusive remedy of the Company and its Subsidiaries with respect to Parent and its Subsidiaries and its Affiliates as a result of such breach and the Company shall not be entitled to a Parent Termination Fee or any other payment from Parent or its Subsidiaries or Affiliates as a result of such breach).

Section 10.9 Obligations of Subsidiaries and Equity Group Members. Whenever this Agreement requires (a) any Subsidiary of Parent (including Sub) or of the Company to take or not take any action, such requirement shall be deemed to include an undertaking on the part of Parent or the Company, as the case may be, to cause such Subsidiary to take or not take such action or (b) any member of the Equity Provider Group to take or not take any action, such requirement shall also be deemed to include an undertaking on the part of Parent to cause such member to take or not take such action.

Section 10.10 Specified Alliances. Except to the extent expressly indicated in Sections 4.9, 4.12 and 4.16 and the second sentence of Section 6.1, no representation or warranty is made by the Company regarding or with respect to any Specified Alliance and no covenant or agreement of the Company shall be deemed to apply to any Specified Alliance or the Company’s or any of its Subsidiaries’ actions or inactions with respect to any Specified Alliance.

Section 10.11 Interpretation; Construction. (a) The parties have participated jointly in negotiation and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(b) The Company may have set forth information in the Company Letter in a section thereof that corresponds to the section of this Agreement to which it relates. The fact that any item of information is disclosed in the Company Letter shall not be construed to mean that such information is required to be disclosed by this Agreement.

IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized all as of the date first written above.

NEW OMAHA HOLDINGS L.P.

By:	New Omaha Holdings LLC,
its General Partner

By:	/s/ Scott Nuttall
Name:	Scott Nuttall
Title:	President

OMAHA ACQUISITION CORPORATION

By:	/s/ Scott Nuttall
Name:	Scott Nuttall
Title:	President

FIRST DATA CORPORATION

By:	/s/ Henry C. Duques
Name:	Henry C. Duques
Title:	Chief Executive Officer

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